SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2006 and 2005.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

corresponding to the fiscal years

ended June 30, 2006 and 2005

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

CORPORATE PROFILE

Cresud is one of the leading agricultural companies in Argentina. The Company’s shares have been listed on the Buenos Aires Stock Exchange since March 1960 and on the US NASDAQ since 1997. Cresud business includes grain production, such as soybean, wheat, sunflower and corn, beef and milk production, forestry activities and purchase and sale of real estate. Cresud is also the majority shareholder of IRSA Inversiones and Representaciones S.A., one of the largest real estate brokers in Argentina.

Since September 1994 the company has experienced an important transformation, led by a professional management team and based on an aggressive policy of investment in land, beef cattle and technology. Such policy has transformed the company into a type of Real Estate Investment Trust (REIT) in the Argentine rural sector. REITs, in general, have been highly accepted in the United States, but they do not exist in our country. Given its dedication to the formation and exploitation of an attractive portfolio of farms, Cresud almost operates as a REIT.

One of the advantages of Cresud is its focus on Argentina, a country famous for the quality and extension of its land and its role as one of the principal worldwide exporters of agribusiness products.

Cresud’s goal is to strengthen its competitive position as one of the leading companies in the agribusiness sector.

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LETTER TO SHAREHOLDERS

Dear Shareholders:

This fiscal year undoubtedly represents a new stage in Cresud’s history: for the first time we aimed for an expansion outside Argentina by organizing and holding a stake in BrasilAgro, a Brazilian company listed in the Sao Paulo Stock Exchange.

BrasilAgro seeks to replicate Cresud’s business in Brazil by leveraging on the expertise gained by our company in the agriculture and livestock sector throughout its history. Brazil has one of the world’s largest land reserves with agricultural potential, as well as optimum agricultural and ecological conditions for the development of a large number of crops. Additionally, the values of land in many regions have not been arbitraged yet.

The shares publicly offered were totally subscribed in the amount of Reais 583.2 million (approximately US$ 281.2 million) which reflects investors’ recognition and trust towards us. This significant capital injection shall allow BrasilAgro to reach the scale required to make competitive investments in the Brazilian rural sector.

The values of farms in Argentina continued to show a slightly upward trend during the year and this contributed to the appreciation of our existing portfolio of properties. In the course of the fiscal year the Company was active in terms of purchase and sale agreements by acquiring the 6,022-hectare farm “San Pedro” in the Province of Entre Ríos, for US$ 16 million, and by selling the 5,727-hectare farm “El Gualicho” located in the Province of Córdoba. This transaction resulted in a profit for us of Ps. 9.9 million which evidences the gap existing between the market value of these properties and their book value.

San Pedro is a basically agricultural farm which has a large reserve of ground water, a historical residence that is 160 years old and a park of 200 hectares.

Given that we consider the potential offered by the sector to lie on the development of marginal areas as has been the case in various countries worldwide, in the course of this fiscal year we continued with the development of our farm Los Pozos, located in the Province of Salta, by adding 8,000 new hectares intended for cattle-beef production.

In addition, we acquired a concession over 160,000 hectares for 60 years (initially 30 years with an option to 30 additional years) through a barter transaction pursuant to which we acquired the rights held by Agropecuaria Cervera S.A., in consideration for the transfer of 3.6 million IRSA’s Corporate Bonds. We plan to devote this land to a large-scale agricultural and livestock project which is expected to have a major impact on our production in the coming years.

As of June 30, we held own land reserves amounting to over 258,000 hectares that were purchased at very attractive prices. We are convinced that with the development of these land reserves aided by continuous technological breakthroughs the values will show an upward trend, thereby generating significant profits for the Company.

As regards agricultural and cattle beef activities, in the course of this fiscal year a number of variables combined to have a negative impact on income. The absence of rainfall in many productive areas led to an unusual drop in production given a portfolio as diversified as ours. The decrease in rainfall had an adverse effect on agricultural yields in the areas of South East and South Santa Fe and on the yields of our cattle beef activities in North West and North East Argentina. In addition, income from livestock holdings was much lower than in the prior fiscal year as a result of the behavior shown by prices in the sector.

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Our dairy farm business showed positive performance thanks to the addition to production of a dairy farm at El Tigre farm, in the Province of La Pampa. We plan to continue with our expansion in this sector by developing a new dairy farm in La Juanita, Province of Buenos Aires, with production capacity equivalent to 20,000 liters of milk per day. Dairy farm activities have been showing interesting margins when compared to other margins in the agricultural and cattle beef businesses.

As regards our investment in IRSA Inversiones y Representaciones S.A., the earnings obtained in the course of fiscal 2006 represented a major profit for us in the amount of Ps. 23.4 million, with bright prospects for its business. As of June 30, 2006, our ownership interest amounted to 26.7% of the Company’s total outstanding stock capital.

In our opinion, prospects for the sector for the coming fiscal year are positive mainly due to the fact that the international and the national scenarios offer conditions favorable to the development of the agricultural and cattle beef sector despite the fact that the temporary policies imposed by the Argentine Government are viewed with caution. At the international level, the demand for our products continues to grow at a brisk pace mainly due to penetration in other markets whilst locally, the constant recovery of salaries is a determinant for a robust domestic demand.

We believe that our strong position in the market provides us with the best conditions to continue to seize opportunities and to become leaders in our sector in Argentina and as from this fiscal year, also in the region.

I wish to specially thank our shareholders, investors, customers and suppliers for their unceasing support and confidence and our directors and employees for their unwavering commitment and efforts: without your support, the unequivocal success attained in the fiscal year would have been impossible.

Autonomous City of Buenos Aires, September 8, 2006

Saúl Zang Vice-President acting as President

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CORPORATE GOALS

Our purpose is to strengthen our position as one of the leading agricultural companies in Argentina through:

•	acquiring and leasing farmland and subsequently increasing production;

•	optimizing yields;

•	diversifying products and geographical locations;

•	acting as a real estate investment vehicle in Argentina; and

•	sale of farmlands after their appreciation and/or reached their agricultural and cattle raising production potential.

Acquisition and lease of farmland and subsequent increase in production

Our three principal means for increasing crop, livestock and milk production are:

1)	Significantly increasing our total land area in various regions of the country by capitalizing on opportunities to acquire land as they arise. By introducing new technologies in underutilized farmlands, we seek to turn them around from nonproductive to cattle raising lands and/or cattle raising and agricultural farmlands.

2)	Leasing of farmlands. Our land leasing policy is designed to supplement our growth strategy, using our liquidity for investments in our main agricultural and livestock businesses. In addition, our strategy based on the leasing of land provides us with an added level of flexibility with respect to the share of each of our products in total production.

3)	Developing farmlands in marginal areas. As of June 30, 2006, Cresud holds land reserves amounting to over 258,000 hectares located in areas in which agricultural and livestock opportunities are not exploited at their full potential. We believe that the technological tools we have available will allow us to make successful developments that will result in the appreciation of our land portfolio.

Optimization of Yields

We intend to continue using modern technology to increase production yields. We have already made, and plan to make, further investments in modern machinery to enhance crop production. Irrigation equipment will be installed on some of our farms in order to achieve higher output levels. In addition, we believe we can improve crop yields by using high-potential seeds and fertilizers and by introducing advanced land rotation techniques.

We expect to improve beef cattle production through the use of advanced breeding techniques and animal health-related technologies. In addition, we plan to improve the use of pastures. We also plan to continue investing in infrastructure (for instance, water supply facilities, electric fences, etc.).

With respect to our milk production, we have built a new, large-scale milk parlor equipped with cutting edge technology and we plan to build another parlor in the next fiscal year, investing in the use of advanced feeding and animal health techniques.

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Product and geographical diversification

We maintain a strategy of diversification with respect to both our product mix and the geographical location of our farmlands. This strategy is intended to counterbalance the two major risks associated with the business, namely climate and the unpredictable fluctuations of commodity prices. In order to minimize such risks, we own and lease land in various regions of Argentina with different weather patterns, and we seed a diversity of products.

Vertical integration

Our growth in size and the increase in production volume may, in the future, allow us to expand our operations into the processing of some of our products. Although no fixed timetable has been established for the implementation of such activities, we continue to evaluate opportunities as they arise and we believe that this will occur naturally as our operations grow.

Preservation over the long term of our investment in IRSA

In view of the extent of the Company’s investment in IRSA, the results of IRSA’s operations have a significant impact on the results of our operations.

IRSA was founded in 1943. Today it is the largest real estate investment company in Argentina and the only Argentine real estate company listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

IRSA is the best vehicle to access the argentine real estate market because of its achievements over the years, its significant and diversified portfolio of properties thanks to which it leads almost all the markets it has entered and the skills and strength of its management in taking advantage of opportunities and maximizing company and shareholder value.

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MACROECONOMIC CONTEXT

The Argentine Economy

At the end of 2005, the GDP growth rate was 9.2%, which consolidated the third consecutive year of economic expansion and exceeded the prior year growth rate (9%). This period was characterized by a greater stability of domestic and foreign accounts, along with the sustained growth in the fiscal and trade surplus.

In this first six-month period of 2006, the GDP reached 8.6% and it is expected to grow to 8.8% by the end of this year.

The high level of activity achieved in 2005, mainly driven by the domestic demand, gave rise to a 12.3% inflation for the Consumer Price Index (“CPI”) prepared by the National Institute of Statistics and Census (“INDEC”). This increase includes the rise in the prices set by the food and beverage and education sectors.

In order to curb inflation, the government intervened through trade agreements, among which the negotiations within the food and textile sector stand out. Thus, the CPI accumulated increase for the first six-month period of 2006 was 4.9% and 5.1% for the Wholesale Price Index (“WPI), showing deceleration signs in the price escalation for the rest of 2006.

Economic indicators continue showing a positive trend. According to the Industrial Monthly Estimate (“EMI”) of the INDEC, there was a 2.7% growth in the industrial activity with respect to the prior quarter. In addition, the accumulated variation for this period is 7.4% higher compared to the same period of 2005.

Based on the use of the installed capacity, the industry still has considerable potential for the rest of the year. The percentage of the capacity used in June was 71.9%, very similar to the 71.1% obtained in the same period of 2005.

In the fiscal year 2006, the monetary policy remained stable without causing a huge impact on the inflationary index. The nominal exchange rate remained competitive, through the Argentine Central Bank accumulation of international reserves. Such reserves grew steadily throughout the period, particularly in February 2006 after the payment of USD 9,530 million to settle the full debt held with the International Monetary Fund (“IMF”). Moreover, the BCRA continued implementing a policy aimed at issuing BCRA bills (“LEBAC”) and BCRA notes (“NOBAC”), which offered greater flexibility to soften the impact of the intervention in the exchange market and to promote domestic credit without distorting nominal variables.

Public sector accounts had a positive performance, the fiscal surplus stood at USD 5,400 million due to the rise in fiscal revenues, derived mainly from the drop in informal employment and a higher VAT collection as a result of the increase in consumption. As regards foreign accounts, in 2005 there was also a trade surplus due to the annual growth of 13% in exports, which reached USD 21,541 million in comparison with the USD 15,606 million reached by imports. This factor had a very significant role in determining the government’s fiscal balance (through export withholdings) and in the accumulation of reserves by the Central Bank (owing to the large foreign exchange settlement by exporters at the Argentine Foreign Exchange Market (MULC).

During fiscal 2006, the economic led to a drop in unemployment from 13% in the first quarter to 11.4% in the last quarter.

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The following macroeconomic indicators summarize the evolution of the Argentine economy during the past seven years:

Main indicators

	2000	2001	2002	2003	2004	2005	2006 (p)
Actual GDP growth (in %)	-0.8%	-4.4%	-10.9%	8.8%	9.0%	9.2%	7.8%
Inflation (price mix) in % *	1.5%	-1.7%	49.4%	16.0%	5.9%	9.1%	10.9%
Unemployment rate ***	17.0%	20.5%	20.7%	14.5%	13.0%	10.1%	9.3%
Fiscal result (without privatizing results) in % of the GDP	1.0%	0.5%	0.7%	2.3%	3.9%	3.7%	3.4%
FOB exports (in million dollars)	26,409	26,610	25,710	29,565	34,550	40,107	44,300
CIF imports (in million dollars)	25,244	20,320	8,991	13,834	22,447	28,688	33,500
Trade balance (in million dollars)	1,165	6,289	16,719	15,731	12,103	11,419	10,800
Payment balance current account (in million dollars)**	-8,981	-3,291	8,673	7,659	3,349	5,705	6,000

(P)	Projected*
Annual average**
Accrual basis***
Country average (as a % of the economically active population.)
Source: Estudio M.A. Broda y Asoc.

The Argentine economy is stable. The fiscal and foreign accounts show large surpluses in connection with the GDP. The government is devoted to controlling inflation in order to continue achieving stability and growth for the country’s expansion.

Nevertheless, these variables are decelerating for this six-month period as compared to the outstanding results obtained in 2005. Imports grew more than exports (15% versus 13%) and the public sector expenditure seems to rise smoothly, after the Executive Branch was allowed to dispose of the Treasury funds. On the other hand, the pricing agreements might cause a sudden increase in inflation.

Despite the foregoing, the country has undoubtedly restored to a great extent the trust lost after the 2001 crisis, and its position in the international capital markets has improved considerably.

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AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters.

The agricultural and cattle raising sector has been one of the main protagonists of the Argentine recovery, taking advantage of a suitable scenario and the technological improvements achieved during the last decade.

Total agrifood exports continue to increase year after year, hitting all-time highs both in primary and fresh products and in manufactured products. The main increases in Argentina’s share in the international market have been in the European Union and Asia. Therefore, the agrifood sector gains strength as one of the most important in the aggregate of the Argentine economy.

Agriculture Sector

The grain production during the 2005/06 farm season would reach 76 million tons, 11% below the prior grain production record. However, this is the second all-time grain production record hit in Argentina. This fall is mainly due to the sharp decrease in the wheat sown area (as a result of climate and pricing issues) and to the very low global corn yields derived from the severe summer drought. On the other hand, the global soybean production hit a new record in the country of above 40 million tons.

Since 1994 agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle raising areas, added to higher yields, have been the major drivers of growth.

As shown by grain production indicators, crop volumes have doubled over the past ten years. The average agricultural productivity has risen from 2tn/ha to nearly 3tn/ha, thus turning from a 42 million production in 1994/95 season to 76 million in 2005/06. Along with this production process, Argentine agrifood exports have also grown consistently over the last ten years. The export of grains, byproducts and oils was over 65 million tons in 2005, 21.65% over the prior-year volume. Argentina is the third worldwide exporter of soybean byproducts (oils, pellets, beans) and the second worldwide exporter of corn, and it is positioned among the five largest exporters of wheat.

According to USDA estimates, USDA Agricultural Baseline Projections to 2015, Argentine agricultural production has very good prospects, and the country is positioned as a strong competitor of the US in the agricultural and cattle raising sector.

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As a general framework, a worldwide growth is expected at an annual average rate of 3.2% with 5% rates in developing countries. Actually, the growth in these countries –which change their eating habits in line with improved revenues- accounts for the strong demand for food products expected over the next years. The agricultural business will remain highly competitive and reflect an expanded production in several countries such as Brazil, Argentina, Ukraine and Kazakhstan.

Among the most outstanding information included in this report is the expansion of biofuel in USA, where the demand is rising beyond all expectations. While the biodiesel production went up from less than half a million gallons in 1999 to over 70 million gallons in 2005, the ethanol production currently accounts for 14% of corn production and this amount is expected to increase by 50% over the next 10 years. Therefore, the USDA estimates that during this period the American export of corn will be reduced due to domestic consumption in order to meet ethanol production demands, which will have an effect on the global corn and vegetal oil demand.

The USDA believes that Argentina is positioning itself as the first worldwide exporter of soy flour and oil and increasing its share in international trade from 45% to 53%, thus leaving Brazil and USA behind. In this sense, it estimates that in Argentina the export of grains will remain at 7 million tons but flour exports will rise by 11.8 million tons (accounting for 15 million tons of soybean) and oil exports will increase by 2.3 million tons (about 13 million tons of grain). According to these figures, by 2015 Argentina should be producing about 50 million tons of soybean.

Argentina is expected to maintain its leadership position as second worldwide exporter of corn and exports are projected to reach 19 million tons by 2015. Thus, Argentina should produce around 28 million tons of corn by such date.

Livestock Sector

In 2005, the worldwide increase in the GDP per capita resulted in a rise in beef consumption -due to the higher revenues available to consumers- and promoted new investments in livestock and beef production.

The international trade was affected by the influence of several animal diseases, particularly the BSE (bovine spongiform encephalopathy or mad cow disease) and the foot-and-mouth disease (FMD), which had an effect on the supply and the prices of the main exporter countries. In 2005, the production in the United States remained stable, while the production in Canada, Russia and Japan showed a declining tendency, and such was also the case in the European Union where, in spite of the slight growth expected this year, the supply will remain limited and prices will be somehow high. In Australia, production was high and reached the historical levels achieved in 2005 and a further increase is expected this year.

The outbreak of animal diseases, together with the changes in the exchange rates, resulted in a remarkable variation in trade guidelines which derived in a rise in the trade of beef from South America.

Argentina, with a stock near 55 million cattle heads, is one of the main worldwide producers and exporters of beef. 80% of the country’s production is sold in the domestic market where Argentineans lead the list of beef consumers with 62kg per capita in 2005.

As far as exports are concerned, they have grown steadily since 2001, reaching a record level of 775 thousand tons in 2005. To a large extent this growth was due to the fact that prices remained very competitive - among the lowest of the main exporting countries. The major destinations were Russia, Germany, Chile, Israel and the U.S.

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During 2005, the Argentine production rose by 3% compared to 2004, but as a result of the strong demand, both domestic and foreign, an exponential increase in consumer prices was generated with the subsequent inflationary effects and social implications. This situation led the government to take different measures with the purpose of increasing the domestic offer of beef and driving a reduction in domestic prices: the withholding rate was increased, a minimum weight of slaughtered animals was established and, in March 2006, the foreign sales of cattle beef cuts were momentarily suspended. The latter measure was softened, once prices decreased.

The development of the livestock sector in Argentina has always been closely linked to control foot-and-mouth disease (FMD). Having been declared free of the disease in 1999 without the need of vaccination, in 2001 there was an outbreak that affected the herd, making vaccination necessary once again. Towards the end of 2002, the outbreak was brought under control and the country regained the status of “FMD-free” country “with vaccination”.

BSE still affects livestock at the worldwide level. Argentina is one of the four world producers, together with Australia, New Zealand and Uruguay, that is free of the disease. Accordingly, Argentina that up to now had been internationally recognized as a temporarily “BSE-free” country will achieve a higher status in this respect, strengthening its position in animal health worldwide. The SENASA (Sanitation and Quality Service) has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease. The OAH (Organization for Animal Health) has also provided that a tracing system should be implemented for all specimens intended for exports in line with the new requirements imposed by world consumers.

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Milk Sector

According to the Food and Agriculture Organization of the United Nations (FAO), it is estimated that for the five-year period 2000-2004 the world production of milk products reached a growth of 9% -between minimum and maximum parameters- for all the segments, whereas a rise of 13% is seen in full-fat powdered milk, 12% in chesses obtained from cow milk and 3% in butter.

Official statistics show that in the same period the Argentine production of “liquid milk” went down by 7.4% -between minimum and maximum parameters- whereas the production of “dairy products” climbed by 7.6%. This uptrend could be seen in yogurt which stood at 47% and full-fat powdered milk at 29%.

In 2005, the overall production of milk in Argentina was 9.493 million liters, which represented a 3.82% increase compared to 2004.

In regard to exports, during 2005 Argentina exported dairy products to almost 112 countries, though only 19 of them individually represented purchases higher than 1% of total volume. The first three destinations in 2005 - Algeria, Brazil and Venezuela - added 41% to total volume. At a product level, Argentina is the second world exporter of full-fat powdered milk, the seventeenth of non-fat powdered milk, the nineteenth of cheeses and the twenty-seventh of butter. Official information indicates that in 2005 about 277,000 tons of dairy products were exported, a volume that represents a new historical record and is 3.2% higher than the tons sold the prior year.

Appreciation Of Land Value

From 2002 to 2005, Argentine land values accounted for a very significant rise as a consequence of the attractive international prices of grains and mainly because of the lack of investment alternatives in other sectors. The chart below shows the changes in the prices for nucleus, mixed and breeding farm areas since 1990:

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The land that had been on a sustained rise after the crisis of 2002 has come to a noticeable standstill in the last months; however, its value is expected to keep on increasing in the long term, driven by food demand at a worldwide level.

Product Prospects (1)

Wheat

The USDA projects a global production of 598 million tons of wheat in the 2006/07 season - a 3% production lower than the prior season. The drop in the world harvest is based on the hot and dry weather conditions undergone by major producers. Among them, it should be noted the decline of 6.75 million tons in the European Union, 1 million tons in Canada and 800 million tons in Argentina (now 13.5 million), which could not be offset with the additional one million tons that Russia and Ukraine would produce. By the time being, no changes have been introduced for Australia. Global consumption also evidenced a cut of almost 2 million tons due to the fact that high prices of wheat encouraged the substitution for other grains for animal feed in Eastern Europe. Consequently, final stocks went down by 4.8 million, amounting to 128.4 million tons in the aggregate (-4%).

As regards Argentina, the USDA projects a production of 13.5 million tons for the 2006/07 season - an 8% production higher than the prior-year season. It is estimated that the total surface area sown will be 5.30 million hectares - 8% higher than prior year’s. Estimated yield is 2.55 tons per hectare, exceeding 2.43 on average of the most recent five years but equal to prior year’s.

Corn

Globally speaking, the USDA projects a corn production of 689.3 million tons for the 2006/07 season – a production slightly lower than 692 million of prior year. In turn, it estimates that world consumption will be 723.5 million tons, which represents a 4% increase compared to the prior year – basically due to the rise in the U.S. consumption – and a reduction in world stocks by 27%, which accounts for 98 million tons.

As far as Argentina is concerned, the USDA projects an 8% increase in the sown surface area. In addition, yields are expected to improve, thus the estimated production would reach 17.5 million tons. It is expected that exports reach 11 million tons (compared to 10 million of the prior season), which would represent 14% of exports around the world.

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The growing demand for corn destined to the manufacture of ethanol (alcohol) in the U.S. brought about an upward demand curve as a new market for an old product surged. The existing links within the agricultural markets have an impact on Argentina, giving rise to expectations for the recovery of the sown surface area that has seen a downtrend as a result of the high costs involved in the sowing of corn.

Soybean

In the case of soybean, the USDA projects a global production of 217.7 million tons for the 2006/07 season, 2.4 million down from the tones achieved in the prior year. In the United States, a significant drop in supply was projected, with the lowest stocks and a lower production of 79.69 million tons, 4.3 million down from the tones achieved in the prior season. Final stocks worldwide are estimated at 50 million tons, 4.8% down compared to the prior year due to the lower global production and the greater consumption expected.

Production for the 2006/07 season in Argentina is estimated at 41.3 million tons, a 2% increase compared to the previous season. This is due to an increase in the sowed area which, according to the USDA projections, will reach 15.4 million hectares, 3% up on the previous year. The soybean sowed area has experienced a sustained growth since 1980 and is expected to continue growing due to the great profitability thereof and the results achieved by biotechnology. The USDA estimates the profitability of soybean at 2.7 tones per hectare, without any change compared to the two prior seasons. As it relates to milling, the USDA maintains that it has the potential to experience a considerable growth, which is estimated at 33 million tons.

Sunflower

Global production for the 2006/07 season is expected to reach 28.7 million tons, 2.8% down from the tones achieved in the prior season. Medium term prospects are for an increase in consumption of vegetable oil and a possible demand for oil to be used in biofuels. In this scenario, prospects for sunflower and soybean production in Argentina are favorable. On the other hand, the new regulations on the labeling of products made with hydrogen oil create higher expectations for the demand of high oleic sunflower. This new market is increasing gradually and the current surcharge makes it interesting to sow sunflower.

In Argentina there was an increased interest in oilseeds, which was reflected in a greater sowed area, as a result of the high prices of seeds and oil. Accordingly, the sowed are is expected to reach 2.3 million hectares in the 2006/07 season. As projected by the USDA, production for the referred season shall be 4.0 million tons, the best production achieved in the last seven years.

Beef Cattle

With the worldwide restrictions on the export of beef resulting from the outbreak of diseases such as the bovine spongiform encephalopathy (BSE) and the foot and mouth disease in some countries, this year’s fall in foreign trade was deepened by the six-month ban on beef exports imposed by the Argentine government in March 2006. While in November 2005 the USDA forecasted a 3% increase in 2006 worldwide exports, it now estimates a 2% reduction, compared to the prior year.

According to the report issued by the USDA, the 2006 economic growth will continue fostering investment in the livestock sector and increasing consumer demand. As a result, in 2006, both beef cattle production and beef consumption will increase by 3%. Production is expected to increase by 3% in Brazil, around 1% in the European Union, 5% in the United States and 6% in China.

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On the other hand, in case of Argentina, the USDA projects a 3% decrease in production -due to restrictions on beef exports – and a considerable drop in exports (34% compared to 2005) amounting to 500 thousand tons.

Milk

For 2006, the global milk production is expected to increase by 2.6%, a percentage similar to last year’s, due to high international prices. This means that the increase in the global production of dairy farm products per capita shall remain at 1.4 – 1.5%, a high percentage compared to the majority of the other agricultural commodity sectors.

In Argentina, milk production is expected to increase by 4.5% in 2006, compared to 4.9% in the prior year, mainly as a result of the increase in international prices and the peso devaluation taking place at the beginning of the decade. Investments in the manufacturing sector are placing Argentina in a leading position in the international export markets, especially in the whole dry milk industry and, increasingly, in the cheese sector. However, taxes on exports (recently reduced from 15 to 10% for dry milk, and from 10 to 5% for cheese) are not only restricting internal prices, such as production, but also the possibilities for a subsequent growth in exports.

(1):	Sources: Secretaría de Agricultura, Pesca y Alimentación de la República Argentina, United States Department of Agriculture, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and own information.

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DESCRIPTION OF THE BUSINESS

Commercial Outlook

At present we are engaged in various operations and activities including crops, cattle raising and fattening, milk production and certain forestry activities. We are not directly involved in real estate development operations; however, from time to time we sell properties to take advantage of real estate appreciation opportunities, which, in the opinion of our management, supplement our primary operations.

Most of our farms are located in one of the vastest temperate prairie areas of the world and one of the richest in agricultural production comprising parts of the provinces of Buenos Aires, Santa Fe, Córdoba, Chaco, San Luis, Catamarca, Salta, La Pampa and Entre Ríos. As of June 30, 2006, together with our subsidiaries, we owned 17 farms. Approximately 19,507 hectares of our own land are destined and suitable for crop production, whereas 97,299 hectares are more suitable for the cattle beef business and 1,698 hectares are destined to milk production. The 418,477 residuary hectares are fundamentally our land reserve. During fiscal year 2006 we leased 25 farms for agriculture exploitation, embracing a total surface of 46,968 hectares.

The following chart shows for the periods indicated below, the amount of land destined for each productive activity (including the total amount of own and leased farms):

	Use of land
	Fiscal Year ended June 30
	2002 (1) (6)	2003(1) (7)	2004 (1) (8)	2005 (1) (9)	2006 (1) (10)
	(In hectares)
Crops (2)	48,437	27,255	27,358	40,722	41,283
Cattle (3)	147,566	135,798	125,669	126,879	129,946
Milk	1,390	977	1,001	1,776	1,698
Land Reserves (4)	275,928	272,318	266,916	263,177	418,477
Lease of own land to third parties	—	—	13,996	9,978	14,229

Total (5)	473,321	436,348	434,940	442,532	605,633

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A..
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and Fattening.
(4)	We used part of our land reserves to produce charcoal, posts and fence rods.
(5)	During fiscal year 2002, 28,913 hectares of land were leased for agriculture production and 2,500 for cattle breeding. As of June 30, 2003, 14,578 hectares were leased for agricultural production. As of June 30, 2004, 9,766 hectares of land were leased for agriculture production. During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, 17,004 hectares were leased for agricultural production and 32,647 hectares were leased for cattle breeding.
(6)	Includes 6,149 hectares of La Sofía farm and a parcel sold at El Coro.
(7)	Includes 618 hectares of Los Maizales farm and 706 hectares of El Silencio / San Luis farm.
(8)	Includes 8,360 hectares of El Tigre farm purchased on April 30, 2003 and does not include 6,478 hectares of El 41-42 farm whose title deeds were signed on November 26, 2003.
(9)	Includes 977 hectares of San Enrique farm and 30,350 hectares of El Ñacurutu farm sold during fiscal year 2005.
(10)	Includes 6,022 hectares of San Pedro farm acquired on September 1, 2005 and approximately 160,000 hectares through our 99.99% ownership interest in Agropecuaria Cervera S.A. which owns, among other assets and rights, the concession of the start-up of production for a comprehensive development project. It does not include 5,727 hectares of El Gualicho farm sold on July 25, 2005

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Operations and main businesses

During the fiscal year ended on June 30, 2005, our operations were conducted on 17 farms belonging to our company and subsidiaries, and 22 leased farms. For fiscal year 2006, our operations were performed on 17 owned farms and 25 leased farms. In some of the owned farms more than one activity is conducted. The following chart shows, for the periods indicated below, the volumes of our production by main product line.

	Production of primary agriculture products
	Fiscal Year ended June 30
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
Crops (2)	142,478	70,369	74,612	149,785	106,867
Cattle (3)	10,493	9,121	11,370	10,657	9,803
Milk (4)	6,783	6,024	6,731	7,312	14,588

(1)	Does not include Agro-Uranga S.A.’s production
(2)	Production measured in tons.
(3)	Production measured in live weight tons. Production is the addition of net increases (or decreases) during a certain period of live weight of each cattle head belonging to the company.
(4)	Production measured in thousands of liters.

Farmlands

Farmlands acquisition. In our view, the sector potential lies in developing marginal areas and/or underutilized areas, as it has been the case in many countries in the world. Thanks to current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) and continue to be relatively low compared to the northern hemisphere (US and Europe). Our financial capacity relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we habitually work, present us with offers of farmlands available for sale. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the location of the land, we normally carry out an analysis of soil and water, including the quality of the soil and its adaptation to the intended use (either for agricultural, livestock or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the ownership right; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data in relation to neighboring farms (generally covering a 50-km area). On the basis of these factors, we assess the farmland in terms of the sales price compared to the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase

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price was U$S 16 million, of which U$S 9.5 million were paid when signed the deed, U$S 4.0 million were paid on December 14, 2005 and U$S 1.05 million were paid on September 1, 2006. The remaining debt of U$S 1.4 million will be paid on September 2007.

Sales of farmlands. We periodically sell properties to take advantage of the appreciation in the value of the property. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the periods indicated below, certain information referent to the farm’s sales during each of the past five fiscal years ended on June 30:

	Sales of farmlands
Fiscal year	Amount of farmlands	Gross proceeds from sales (in million of Pesos)	Book value of the assets sold	Profit / (Loss) (1)
2002	3	53.2	36.6	16.6
2003	2	12.0	7.1	4.9
2004 (2)	1	4.1	2.4	1.7
2005 (3)	2	29.8	9.8	20.0
2006 (4)	1	16.1	6.2	9.9

(1)	Includes all taxes and commissions
(2)	Includes the sale of El 41-42 farm of 6,478 hectares and IGSA’s land reserves for 5,997 hectares.
(3)	Includes the sale of Ñacurutu and San Enrique farms, of 30,350 and 977 hectares respectively. It also includes the results of the sale of a two-hectare parcel belonging to IGSA.
(4)	Includes the sale of El Gualicho farm, of 5,727 hectares

In February 2005 we signed the bill of sale of the “El Gualicho” farm. The deed was executed in July 2005. “El Gualicho” is a 5,727–hectare farm located in the Departments of General Roca and Presidente Roque Saenz Peña, in the Province of Córdoba. The price was agreed at US$ 5.7 million, which resulted in a U$S 3.4 million profit for us.

Lease of farms. The decision to enter into lease agreements involves similar criteria in relation to the quality and projected profitability. However, our analysis of such criteria also takes into account our production and yield objectives in the short or medium term. Generally, we are advised of the existence of farms available for lease directly through the owners. The initial duration of lease agreements is habitually one season or less. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle raising consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or number of cattle head or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

Farm management. In contrast to traditional Argentine farms, run by a family, we centralize political decisions in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers, who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land habitually rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by direct sowing) frequently allows us to extend agricultural exploitation periods.

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Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Agricultural production

Our agriculture production is mainly based on crops and oilseeds. Main crops include wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following chart shows, for the periods indicated below, the production of the main crops:

	Agriculture production
	Fiscal Year ended June 30
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
	(In tons)
Wheat	28,051	9,397	16,707	23,719	21,788
Corn	63,175	27,508	31,164	65,777	31,558
Sunflower	4,122	3,074	3,095	5,024	7,300
Soybean	43,335	25,056	20,439	48,730	42,797
Other	3,795	5,334	3,207	6,535	3,424

Total	142,478	70,369	74,612	149,785	106,867

(1)	Does not include Agro Uranga S.A.’s production.

The following chart shows, for the periods indicated below, the surface of owned and leased land destined to agriculture production:

	Farm sown for agriculture production (1)
	Fiscal Year ended June 30
	2002(2)	2003(2)	2004(2)	2005(2)	2006(2)
	(In hectares)
Own	19,524	12,677	17,592	24,423	24,279
Leased	28,913	14,578	9,766	16,299	17,004

Total	48,437	27,255	27,358	40,722	41,283

(1)	The extension of the farm sown may differ from that shown on the “Use of land” since some hectares are sown twice during the same season and therefore are included twice.
(2)	Includes Agro Uranga S.A.’s hectares.

As of June 30, 2006, the surface of leased land amounted 41% of the total sown land.

Wheat seeding takes place from June to September, and harvesting takes place in December and January. Wheat, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest during the period December/June and we habitually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Our crop stocks at any given time vary according to market conditions. As of June 30, 2006, our crop stocks amounted to 11,426 tons of wheat, 4,538 tons of corn, 11,662 tons of soybean, 193 tons of sorghum and 479 tons of sunflower, whereas as of June 30, 2005 such stocks consisted in 6,978 tons of wheat, 52,179 tons of corn, 28,555 tons of soybean, 532 tons of sorghum and 1,810 tons of sunflower.

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During fiscal 2006, we have invested approximately Ps 6.8 million in irrigation equipment, machinery and technology application through no tillage sowing.

Cattle Beef Production

Our cattle beef production involves the breeding and fattening of our own stock. In some cases, if market conditions are favorable, we purchase and fatten cattle which we sell to slaughterhouses and supermarkets.

As part of our strategy to move along the production chain, during 2003 we started to slaughter our own cattle, after obtaining the appropriate licenses. As of June 2006 the company’s cattle stock amounted 80,669 heads, with a total surface, destined to the activity, of 129,946 hectares.

Cattle beef production amounted to 9,803 tons, an 8% decrease compared to the previous year. This drop was mainly due to the effect caused by draughts on grass availability as it impaired cattle stocks in breeding farms which were forced to send a part of their stocks to the feedlot to finish it on grains and be able to sell such stocks. However, despite what has just been mentioned, in the course of this fiscal year the cattle stocks finished in feed-lots were lower than in the prior year.

Pregnancy indices, which have been improving year after year, showed satisfactory levels of efficiency in view of the adverse weather conditions. Work in the area of genetics and herd management is expected to have a positive impact in the coming years.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Management by lot in our pastures is aided by electrical fencing, which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160-kg to 300-kg fattening cycle by grazing in pastures located in our North farmlands where conditions are adequate to initial fattening. Cattle are subsequently fattened until they reach 430 kg in the South farmlands and in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered. Demand and prices for this beef in international markets are higher.

The Company’s cattle raising activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle is directly subject to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Our cattle stock is organized in breeding and fattening activities. The following chart shows, for the periods indicated below, the amount of cattle heads corresponding to each activity.

	Cattle heads (1)
	Fiscal Year ended June 30
	2002(2)	2003(2)	2004(2)	2005(2)	2006(2)
Breeding	51,725	51,062	58,092	57,775	63,015
Fattening	25,043	29,443	39,817	25,816	17,654

Total	76,768	80,505	97,909	83,591	80,669

(1)	For classification purposes, at the moment of birth all heifers are considered to be in the breeding process.
(2)	Does not include Agro Uranga S.A.’s cattle heads.

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We seek to improve production and cattle quality in order to obtain a higher price through advanced breeding techniques. We have worked on crosses among our cattle of Indicus, British (Angus and Hereford) and Continental breeds in order to obtain herds with characteristics better suited to the pastures in which they graze. And to improve the quality of our herds even further, we are planning to continue improvement work in our pastures. This improvement is expected to result from a permanent investment in seeds and fertilizers to enhance pasture quality, the increase in the watering troughs available the pastures and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on the quality improvement for our herd also includes the use of animal health related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD (Foot – and –mouth disease).

Direct costs in cattle raising are relatively low because the main inputs are seeds for pasture (for instance, alfalfa, oats and barley) and purchases of cattle for fattening purposes.

During the fiscal 2006 year we have invested approximately Ps. 14.6 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk production

During fiscal year 2006, milk production was 99.5% higher than in the prior fiscal year because the dairy farm recently built at the El Tigre farm added its twelve-month production. The farm can milk 2,000 cows per day. With a merry-go-round structure that required a significant investment of Ps 3.9 million, it is one of the largest dairy farms in Argentina.

The following chart shows, for the periods indicated below, the average amount of milking cows, the average daily milk production per cow and our total milk production:

	Milk production
	Fiscal year ended June 30
	2002(1)	2003(1)	2004(1)	2005(1) (2)	2006(1) (2)
Average milking cows	1,143	1,002	1,000	1,212	2,410
Dairy farm production (daily liters per cow)	16.3	16.5	18.4	16.5	16.5
Total Production (thousands of liters)	6,783	6,024	6,731	7,312	14,588

(1)	Does not include Agro-Uranga S.A.’s production
(2)	Includes production of new dairy farm, El Tigre, as from March 1, 2005.

During fiscal year 2005, we had 4,203 cattle heads in 1,583 hectares applied to milk production. As of June 30, 2006, we had 6,214 cattle head in 1,505 hectares applied to milk production.

Our milk production is based on a herd of top-quality Holando Argentina dairy cows, genetically selected by the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60- to 90-day period following after giving birth. This process is repeated once a year during six or seven years. The pregnancy index of our dairy cows is 85-90%.

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Our dairy herd is mechanically milked twice a day. The milk obtained is cooled to less than five degrees centigrade in order to preserve quality and it is then stored in a tank to be delivered once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as two feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk heating and cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs. Ever since the change in control, we have invested approximately Ps.13.3 million (excluding the amount invested in rebuilding the milk parlor) in equipment, machinery and research, pasture and development in relation to our dairy herd.

Main markets

Grains

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are fixed in the Liniers Market on outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2005 and 2006 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

In 2006 our sales amounted to Ps.97.7 million and were made to approximately 200 customers. Sales to our ten largest customers represented approximately 61% of our net sales in 2005 and

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approximately 74% for the fiscal year ended June 30, 2006. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Quickfood S.A represented, in the aggregate, approximately 52% of our sales for 2006, and the remaining seven customers in the aggregate represented approximately 22% of our net sales in the course of that fiscal year. We have signed with some of our largest customers non-binding letters of intent that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Sales channels and methods

Grains

We normally work with grains brokers and other intermediaries to trade in the exchanges. Habitually, we sell part of our production in advance, through futures contracts and buy and sell options for protection against a drop in prices. Approximately a 30% of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons are located in Las Vertientes, close to Río Cuarto, Province of Córdoba.

Beef cattle

Basically, we sell directly to local meat processors and supermarkets, such as Quick Food S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Swift Armour S.A., Frigorífico Amancay, Supermercados Norte S.A., Ziar S.A. and Arrebeef S.A., at prices based on the price determined at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of supplies and an excess price in our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

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Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

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PORTFOLIO OF FARMS

The following table shows the surface area of our properties (in hectares), main current use and book value. Overall, the closer the property is to Buenos Aires, the higher is its market value:

	Owned farms as of June 30, 2006
	Province	Gross surface area (in hectares)	Date of acquisition	Main current use	Net book value (Million Ps.) (1)
La Adela	Buenos Aires	1,054	Original	Agriculture	8.5
La Juanita	Buenos Aires	4,302	January ‘96	Agriculture /Milk	11.2
Las Vertientes	Córdoba	4	—	Silo	0.7
La Esmeralda	Santa Fé	11,841	June ‘98	Agriculture / Cattle raising	12.6
La Suiza	Chaco	41,993	June ‘98	Cattle raising	27.7
Tapenagá	Chaco	20,833	August. ‘97 / September ‘97	Cattle raising	6.3
Santa Bárbara / Gramilla	San Luis	7,052	November ‘97	Crops under irrigation	20.3
Cactus (2)	San Luis	85		Feedlot	2.3
Tali Sumaj / El Recreo (3)	Catamarca	26,972	May ‘95	Cattle raising / Land Reserve	5.9
Los Pozos	Salta	262,000	May ‘95	Cattle raising / Agriculture / Land Reserve	30.3
El Invierno	La Pampa	1,946	June ‘05	Agriculture	9.2
San Nicolás / Las Playas (4)	Santa Fé/ Córdoba.	2,965	May ‘97	Agriculture / Cattle raising	12.7
El Tigre	La Pampa	8,360	April ‘03	Agriculture / Milk	33.0
San Pedro	Entre Ríos	6,022	September ´05	Agriculture / Cattle raising	46.3

Total		395,429			227.0

(1)	Acquisition cost plus improvements and furniture necessary for the production, less depreciations.
(2)	Hectares and carrying amount in proportion to our 50.0% interest in Cactus Argentina S.A.
(3)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(4)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

Farms

As of June 30, 2006, we owned, together with our subsidiaries, 17 farms, with a total surface area of 395,429 hectares. Two of them are located in Buenos Aires, two in the Province of Santa Fe, two in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, two in the Province of La Pampa, one in the Province of Salta and one in the province of Entre Ríos.

La Adela. La Adela, located 60 kilometers Northwest of Buenos Aires, is one of our original farms. In December 2001, La Adela’s dairy parlor was closed down. Its total surface area is used for agricultural purposes. During this fiscal year ended June 30, 2006, 819 hectares were used for wheat, corn and soybean crops for high-yielding grain production. In March, 2005 72 hectares were bought and added to the existing 982 hectares.

La Juanita. La Juanita, located 440 kilometers Southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2006, a number of 2,943 head of cattle were grazing in 716 hectares of sown and natural pastures, and 1,714 hectares were used in the production of grains. This farm produced 6.8 million liters of milk during the fiscal year ended June 30, 2006, with an average of 1,050 dairy cows in milking and 17.76 liters by cow per day.

El Recreo. Weather conditions in the El Recreo farm, located 970 kilometers Northwest of Buenos Aires and acquired in May 1995, are similar to the Tali Sumaj farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as productive reserves. On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A., three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares and for US$ 0.43 million, which had been totally paid off at the time of executing the deed. This sale yielded a profit of Ps. 0.58 million.

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Tali Sumaj. The Tali Sumaj farm, located 1,000 kilometers Northwest of Buenos Aires, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2006, Tali Sumaj had 3,316 cattle head in approximately 12,700 hectares of pasture. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The Los Pozos farm, located 1,600 kilometers Northwest of Buenos Aires and acquired in May 1995, is located in a semi-arid area with average rainfall of 500 mm., predominantly summer rainfall. The area is naturally suited to cattle raising and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For this fiscal year ended June 30, 2006 we used 1,300 hectares in agricultural production. We completed the development of tropical pastures in approximately 20,500 hectares. As of June 30, 2006, there were 23,108 head of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg.

San Nicolás. The San Nicolás farm is a 4,005-hectare farm owned by Agro-Uranga S.A., and located in the Province of Santa Fe, approximately 45 kilometers away from the Port of Rosario. As of June 30, 2006, approximately 5,736 hectares were in use, including double crops, for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The Las Playas farm has a surface area of 4,294 hectares and it is owned by Agro-Uranga S.A.. Located in the Province of Córdoba, it is used for agricultural and milk purposes. As of June 30, 2006, the farm had 540 hectares of pasture used for milk production, and a sown surface area of 6,192 hectares including double crops, for grain production.

Tapenagá. This farm, with a surface area of 20,833 hectares is located in Cote Lai, in the Southern part of the Province of Chaco. The farm is located along provincial route No. 89, 75 km West of Resistencia. This farm is mainly devoted to cattle raising in a farm with low production costs. As of June 30, 2006 it had 8,464 head of cattle.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, Province of San Luis. In contrast to other areas in the province, this valley has a good quality underground aquifer with good supply which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the season 2005/2006, a total of 475 hectares was sown under contractual arrangement with seed producers and leases to third parties of 1,373 hectares. Commodities were also sown.

La Suiza. La Suiza has a surface area of 41,993 hectares and it is located in Villa Ángela, Province of Chaco. It has outstanding cattle raising potential and it is used in cattle raising. La Suiza may host over 30,000 cattle head. As of June 30, 2006, La Suiza had a stock of approximately 23,011 head.

La Esmeralda. La Esmeralda has a surface area of 11,841 hectares, and it is located in Ceres, Province of Santa Fe. This farm, acquired in June 1998 has potential for both agricultural production and cattle raising. During the 2005/2006 farm season, a total area of 1,710 hectares was used for production of corn, sunflower and sorghum. We also leased 3,103 hectares to third parties leased for grain production. As of June 30, 2005, La Esmeralda had 9,211 head in 6,577 hectares and as of June 30, 2006, has 10,101 head in 6,754 hectares, and the aim is to enhance cattle raising efficiency and increase the surface area devoted to agriculture.

El Tigre. El Tigre was acquired on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel, Province of La Pampa. As of June 2006, 6,335 hectares were devoted to agriculture production. This farm produced 7.8 million liters of milk in the twelve-month period ended June 30, 2006, with 1,360 cows being milked and 15.6 liters a day per cow.

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El Invierno. The El Invierno farm was acquired on June 24, 2005 with a surface area of 1,946 hectares located in Rancul, Province of La Pampa, located 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2006 land was completely used in agricultural production.

San Pedro: The farm in San Pedro was purchased on September 1, 2005. It has a surface area of 6,022 hectares located in Concepción del Uruguay, Province of Entre Ríos, 305 kilometers north of the province of Buenos Aires. During the fiscal year ended June 30, 2006, 1,100 hectares were destined to the livestock activity and 335 hectares to the agricultural production.

Silos

As of June 30, 2006, we had an approximate storage capacity of 15,341 tons (including 35.723% of the 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the specified fiscal years, our storage capacity in the following facilities:

	Storage capacity
	Fiscal year ended on June 30
	2002	2003	2004	2005	2006
	(in tons)	(in tons)	(in tons)	(in tons)
San Enrique	660	660	660	660

El Gualicho	2,000	2,000	2,000	2,000

Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,330	5,330	5,341	5,341	5,341
Las Playas (1)	1,247	1,247	—	—	—

Total	19,237	19,237	18,001	18,001	15,341

(1)	Owned through our interest in Agro-Uranga S.A. (representing 35.723% of capacity).

LAND LEASES

During the fiscal year a total 14,321 hectares were leased to third parties for agriculture production, which were mostly agreed under the fixed payments prior to harvest and only a small percentage was closed as crop sharing agreements.

Due to the rise in the price of land, the company adopted the policy not to validate such prices and only lease land at values, which would grant appropriate margins. For the 2006/2007-campaign lease contracts were signed amounting 22,222 hectares for agriculture production.

DEVELOPMENT OF HECTARES IN MARGINAL AREAS

We consider the potential offered by the sector to lie on the development of marginal areas, as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in nucleus areas.

During fiscal year 2006, we continued with the development of our “Los Pozos” farm which in the coming fiscal year shall add to production a surface area of 8,000 hectares that already have prairies, which totals at the end of fiscal 2005/2006 a net surface area of 32,000 hectares

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of prairies sown (Gatton Panic). In addition, we started with the development of the first 5,000 hectares applied to agricultural activities of Agropecuaria Cervera S.A., located in the Province of Salta. This project, consisting of a total of 35,000 hectares, has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta.

As of June 30, 2006 Cresud owned land reserves amounting to more than 258,477 hectares that were purchased at very attractive prices. We are convinced that with the development of such areas and the aid of technological breakthroughs, the value of land will show an upward trend which will result in significant revenues for the company. In turn, we have 160,000 hectares in concession for agricultural activities.

INVESTMENT IN OTHER COMPANIES

On December 27, 2005, Cresud and its controlled company IGSA acquired 100% of the shares in Agropecuaria Cervera S.A. (ACER) pursuant to a barter agreement. Agropecuaria Cervera S.A. has, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 160,000 hectares for 60 years (initially 30 years with an option to 30 additional years). Under the concession there is a new project to assign 35,000 hectares to agriculture and it has progressed about 10% at the end of the year.

In consideration for this barter, Cresud transferred 3.6 million of Corporate Bonds convertible into common shares issued by IRSA Inversiones y Representaciones S.A. and paid Ps 0.96 million, while IGSA paid Ps 0.1 million and U$S 0.7 million.

EXPANSION TOWARDS BRASIL: BRASILAGRO

BrasilAgro was created for the purpose of replicating Cresud S.A.C.I.F. y A’s business in Brazil. The Company will be engaged mainly in four business lines while keeping its focus on Real Estate for farming purposes: (i) sugar cane, (ii) grains and cotton, (iii) forestry and (iv) cattle beef.

BrasilAgro’s founding shareholders include Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder is Mr. Elie Horn, the Chairman of Cyrela Brazil Realty, one of the leading Real Estate companies in Brazil. Tarpon has vast experience in managing financial resources and it specializes in variable income. Agro Managers and Agro Investment are investment vehicles used by persons related to Cresud S.A.C.I.F. y A.

On March 15, 2006 BrasilAgro entered into a consulting agreement with Parana Consultora de Investimentos. This firm shall supply consultancy services as to the purchase and sale of farming establishments, transactions in capital markets, hedging policies and mergers and acquisitions, among other issues.

In consideration for its services, Parana shall collect from BrasilAgro an annual compensation equivalent to 1% of BrasilAgro’s subscribed capital. Parana’s shareholders include Tarpon, with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

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On March 24, 2006, Cresud S.A.C.I.F. y A entered into a shareholder’ agreement with Mr. Elie Horn and Tarpon whereby stipulations were agreed including that both parties should have a joint vote at Shareholders’ Meetings and that both parties have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is made up by nine members. Cresud S.A.C.I.F. y A. in its position as founder of the company, appointed three members, Tarpon and Cape Town appointed three more and additionally, the Company has three independent directors.

On May 2, 2006, BrasilAgro’s shares started to be listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3 meeting Brazil’s highest Corporate Governance standards.

The shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts abroad in full conformity with the U.S. Securities Act of 1933 and other applicable regulations set forth by the Securities and Exchange Commission.

The amount originally offered amounted to Reais 432 million, equivalent to 432,000 book-entries, common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issuance by 20% and the investment bank Credit Suisse had another option to increase it by 15% (Green shoe). Given the excess demand shown by the placement, both BrasilAgro and Credit Suisse exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds originally contributed, Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). Following such contribution, Cresud S.A.C.I.F. y A. now holds a total amount of 42,705 shares, equivalent to 7.3% of BrasilAgros’ capital.

As compensation for having founded the Company, Cresud S.A.C.I.F. y A. received at no cost 104,902 warrants to subscribe additional BrasilAgro shares for 15 years and at the same price as that established in the initial public offering, i.e., Reais 1,000, adjusted by the IPCA inflation index. Should it decide to exercise such warrants, Cresud S.A.C.I.F. y A. might acquire 59,850 additional shares thereby becoming holder of 14.1% of BrasilAgro’s diluted capital stock. One third of these warrants may be exercised as from the first anniversary of the placement; another third may be exercised as from the second anniversary and the balance as from the third anniversary.

In addition, Cresud received at no cost a second series of warrants for a total of 104,902, which may only be exercised at Cresud’s discretion in the event of a third party bidding to acquire BrasilAgro’s shares. The exercise price of these warrants shall be the same price as that bid to acquire the shares mentioned in the preceding sentence. The second series of warrants matures in the year 2021.

In order to finance the investment in Brazil, on May 2, 2006, Cresud S.A.C.I.F. y A obtained a US$ 8 million loan from Credit Suisse, for a term of 30 months, accruing interest at the 3-month LIBOR rate plus 375 basis points. The loan mentioned has been initially secured through a repo transaction with IRSA’s Convertible Notes for a total of US$ 10 million, which were subsequently replaced by 1,834,860 IRSA’s ADRs, plus a US$-denominated amount that fluctuates in accordance with the price of IRSA’s share. As of June 30, 2006, we had deposited an amount of US$ 1.4 million in accordance with the preceding sentence. Additionally, to complete its investment, Cresud used short-term loans and its own funds.

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There is a special ingredient to this transaction that has turned it into a very distinctive one: it is the most eloquent evidence of our Group’s comeback into the capital market for the purpose of expanding our businesses once again and diversifying our portfolio at the international level.

As of June 30, 2006, the Company did not book any amount whatsoever to reflect the holdings of such warrants.

FUTUROS Y OPCIONES.COM S.A.

Fyo.com, the internet site where the Company’s equity interest amounts to 70%, showed during the fiscal year an important increase in its volume of businesses and in its operating income, succeeding in posting income as of the close of the period.

The company showed an increase of over 97% in its revenues as compared to the previous fiscal year and a 202% growth in the crop brokerage invoicing segment. In addition, also regarding the latter business, the Company posted growth by 100% in the volume of deals closed as compared to the previous fiscal year, even though 35% of these were pending settlement at the close of this fiscal year.

Despite the dramatic drop in the country’s crop production, the increase in our customers’ ton volume was 50% higher than forecasted in the business plan prepared at the beginning of the fiscal year. The reason for this growth was the addition of approximately 150 new customer accounts and the development of new business modalities.

The portal keeps consolidating as the leading site for the agricultural and cattle-beef sector where various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and cattle-beef activities. The site presently has an average of 13,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

For the coming year the Company expects to maintain its high growth rate. The objective of fyo.com is to become one of the five largest brokers in Argentina in a term of three years.

As regards new businesses, we expect in the course of the current fiscal year to start to offer our customers the possibility of trading futures and options in the Chicago and Rosario Futures Market and to improve financial services to customers through partnerships with banks, purchaser credits and own funds.

FEEDLOT – CACTUS ARGENTINA S.A.

During fiscal year 2006, Cactus Argentina recorded income as a result of the services supplied to farmers and investors and the profits generated by the Company’s own fattened cattle.

Given that the conditions prevailing were favorable, the Company held approximately 3,000 head of its own stock. While external markets were open, huge quantities of beef were exported. Starting in March, the only alternative channel for sales was the domestic market, which was stable for a time but then dropped as a result of the large quantities of beef on supply.

In spite of the scarce harvest of corn at the national level, there was not a major increase in the price of inputs related to animal foodstuff. The demand for corn was lower than expected in the cattle-beef sector basically because agricultural and livestock policies did not show a favorable outlook for investments.

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As regards customers, the Company continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

The Company has gained a reputation in the market as a producer of high-quality and consistent beef. Several slaughterhouses and some supermarket chains are starting to analyze the possibility of having their own stock of cattle finished through feed-lot fattening.

In spite of having posted an average occupancy of 15,500 head on a constant basis, which represents a drop compared to the stocks for the prior year because the weight of the fattened animals was higher and the consumption of foodstuff is higher, the profitability of the business was very good.

Cactus Argentina’s financial position is very robust. Therefore, the stock of cattle expected to be held during 2006/2007 is higher and more consistent. Expectations for next year are interesting as the purchase values are attractive and cattle policies are expected to be more favorable to the sector.

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Main indicators for the years ended June 30, 2006 and 2005:

	12 months ended June 30, 2006	12 months ended June 30, 2005	Variation %
Sales (volume)
Wheat (tons)	15,842	16,266	-3%
Corn (tons)	74,575	32,516	129%
Sunflower (tons)	6,708	2,504	168%
Soybean (tons)	62,162	29,509	111%
Other (tons)	4,817	7,328	-34%

Total Crops (tons)	164,104	88,123	86%

Cattle beef (tons)	14,762	17,783	-17%
Milk (thousands of liters)	14,588	7,312	99%

Production
Wheat (tons)	21,788	23,719	-8%
Corn (tons)	31,558	65,777	-52%
Sunflower (tons)	7,300	5,024	45%
Soybean (tons)	42,797	48,730	-12%
Cattle beef (tons)	9,803	10,657	-8%
Milk (thousands of liters)	14,588	7,312	99%

Exploited Surface (in hectares)
Crops
Own farms	20,018	19,994	0%
Leased farms	17,004	16,299	4%
Cattle beef
Own farms	97,299	126,879	-23%
Leased farms	3,425	—
Dairy farm
Own farms	1,505	1,583	-5%

Land reserves (in hectares)	258,477	263,177	-2%

Surface under irrigation
Own farms	3,750	3,657	3%
Leased farms	1,011	—

Storage capacity (tons)
Own plants	10,000	12,660	-21%
Leased plants	8,000	—

Total cattle heads	88,790	89,993	-1%
Dairy farm Stock (heads)	6,214	4,203	48%
Milking cows (heads)	3,231	2,094	54%

Note:

Does not include Agro-Uranga S.A. (35,72% of 8,299 hectares). Neither does it include Agropecuaria Cervera S.A. (99.99% of 160,000 hectares in concession).

During the fiscal year, a surface area of 32,647 hectares was leased for cattle beef production purposes. They are not included in the exploited surface area of leased farms whose agreements expired prior to the end of this fiscal year.

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DISCUSSION OF RESULTS

Fiscal year ended June 30, 2006 compared to the fiscal year ended June 30, 2005

Sales

Sales reached Ps. 112.3 million, 43.7% higher than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller livestock sales.

Crops. Sales of grains increased by 99.6%, from Ps. 30.9 million in fiscal year 2005 to Ps. 61.7 million in fiscal year 2006. The 86.2% increase in the volume of sales, from 88,123 tons to 164,104 tons, was accompanied by a 7.2% increase in unit price in fiscal year 2006 compared to the price for fiscal year 2005. Average price per ton sold was Ps. 376 compared to Ps. 351 in the prior fiscal year. The production of grains decreased by 28.7%, from 149,785 tons in fiscal year 2005 to 106,867 tons in fiscal year 2006 (the production of sunflower increased by 45.3% and wheat, corn and soybean decreased by 8.1%, 52% and 12.2%, respectively). The total sown surface area increased from 36,293 hectares in fiscal year 2005 to 37,022 in fiscal year 2006. The leased sown surface area increased from 16,299 hectares in fiscal year 2005 to 17,004 hectares in fiscal year 2006 and the Company’s own sown surface area increased 19,994 hectares in fiscal year 2005 to 20,018 hectares in fiscal year 2006.

Beef Cattle. Sales of beef cattle decreased by 8.5%, from Ps. 36.8 million in fiscal year 2005 to Ps 33.7 million in fiscal year 2006. The 17.0% decrease in the volume of sales was offset by a 10.3% increase in the price per ton sold. The volume of sales decreased from 17,783 tons to 14,762 tones, whilst the sales price increased from Ps. 2.07 per kilogram in fiscal year 2005 to Ps. 2.28 per kilogram in fiscal year 2006. Average cattle stock decreased from 96,231 in fiscal year 2005 to 91,500 in fiscal year 2006 and the total production of beef cattle decreased by 8.0%, from 10,657 tons in fiscal year 2005 to 9,803 tons in fiscal year 2006. This decline was caused by the draught that affected the supply of grazing land where we produce meat at a lower price, accompanied by a lower number of cattle head finished in feedlots. The number of our own hectares used in the production of beef cattle decreased from 126,879 hectares in fiscal year 2005 to 97,299 hectares in fiscal year 2006. This decrease was caused by the sale of the Ñacurutú and El Gualicho farmlands, partially offset by acquisition of San Pedro farmlands and the shift of hectares of land reserve to cattle raising hectares in the Los Pozos farmlands.

Milk. Sales of milk increased by 127.9%, from Ps. 3.5 million in fiscal year 2005 to Ps. 7.9 million in fiscal year 2006 mainly due to a 99.5% rise in production volume, 7.3 million liters in fiscal year 2005 to 14.6 million liters in fiscal year 2006, mainly from the incorporation of our milk parlor in “El Tigre” farm and in a lesser extent by a change in the feed system as a consequence of the drought. Prices level increased by 14.2% from Ps. 474 per thousand liters of milk in the past fiscal year to Ps 541 per thousand liters of milk in fiscal year 2006. On March 1, 2005 we opened a large-scale milk parlor in “El Tigre” farm equipped with cutting edge technology. We increased production capacity to 36,000 liters a day. We project this business to post higher yields than the agricultural business. The investment made in this business amounted to approximately U$S 1.0 million.

Feed lot. Revenues from this segment increased 27.8%, from Ps. 2.1 million in 2005 to Ps. 2.7 million in fiscal year 2006. This was mainly caused by, producers during 2006 used as feed lot the livestock of greater weight which required greater volumes of feed rations, considering also that the levels of feed lot occupation were slightly lower with respect to the past fiscal year. In connection with the above, this brought about a lower utilization rate, from an average of 16,300 heads during 2005 to 15,400 heads during 2006.

Others. Sales increased by 30.7% from Ps. 4.9 million in fiscal year 2005 to Ps. 6.4 million in fiscal year 2006 mainly due to a greater level of revenues from third parties revenues and

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leases of farm and an increase in revenues from Futuros y Opciones.com. Revenues from leases to third parties are related to irrigation services to third parties. The leases increased due to a greater surface area used in this activity; yet, leasing prices continue to be attractive.

Cost of sales

Cost of sales increased by 54.7% from Ps. 59.7 million in fiscal year 2005 to Ps. 92.3 million in fiscal year 2006. Cost of sales as a percentage of net sales increased from 76.3% in fiscal year 2005 to 82.2% in fiscal year 2006.

Crops. The cost of sales of grains increased from Ps. 21.3 million in fiscal year 2005 to Ps. 50.6 million in fiscal year 2006. This rise is attributable mainly to a larger sales volume coupled with an increase in the level of average commodities prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2006. The cost of grain sales as a percentage of overall sales increased by 69.0% to 82.1% in fiscal year 2006. Direct costs per produced ton were greater in fiscal year 2006 due to the level of crops production, as a consequence of the effects of the drought, were lower with respect to the past fiscal year. The production costs per produced ton increased to Ps. 345 in fiscal year 2006 from Ps. 225 in fiscal year 2005.

Beef cattle. Beef cattle. Cost of sales for beef cattle decreased by 4.2% from Ps. 32.8 million in fiscal year 2005 to Ps. 31.4 million in fiscal year 2006. This decrease mainly corresponds to a lower volume of meat sales, to a lower level of beef cattle production of 8.0% with respect to the past fiscal year as a consequence of the drought that affected cattle raising areas in the country, and to an impact of a lower quantity of beef cattle finished in the feedlot, offset to a smaller extent by higher average cattle prices over a lower position of stock at the end of this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 89.1% in fiscal year 2005 to 93.3% in fiscal year 2006. The cost for each ton sold also increased from Ps. 1,846 in fiscal year 2005 to Ps. 2,130 in fiscal year 2006.

Milk. The cost of sales of milk increased by 179.0% from Ps. 2.1 million in fiscal year 2005 to Ps. 5.8 million in fiscal year 2006. This increase is attributable to a greater level of production and sale of milk in this fiscal year, to the positive effect resulting from the reclassification of dairy cattle in the previous fiscal year, coupled with the negative impact of larger supplementing feeding costs due to the drought that took place during this fiscal year. Another factor that led to the rise in costs this year was the increase in costs in for the incorporation of the development milk parlor of “El Tigre” farm which has just generated revenue in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps. 286 in fiscal year 2005 to Ps. 401 in fiscal year 2006.

Feed lot. The cost of feed lot sales increased by 24.9%, from Ps. 1.9 million in 2005 to Ps. 2.3 million in fiscal year 2006. The increase corresponds to greater volumes of feeding rations as a consequence of the acquisition of stock of greater weight which required an increase in feeding costs. The feed ration price per tone increased approximately 8.5%, from Ps. 191 in fiscal year 2005 to Ps. 207 in fiscal year 2006, as a consequence of an increase of the corn price during this year. The cost of feed lot services as a percentage of total sales decreased from 87.1% in fiscal year 2005 to 85.2% in fiscal year 2006.

Others. Costs increased by 35.4% from Ps. 1.6 million in fiscal year 2005 to Ps. 2.1 million in fiscal year 2006 mainly due to higher costs related to Futuros y Opciones.com.

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Gross Profit

As a result of the factors mentioned, gross profit amounted to Ps. 20.0 million in fiscal year 2006 compared to a Ps. 18.5 million profit recorded in fiscal year 2005.

Selling Expenses

Selling expenses increased from Ps 6.6 million in fiscal year 2005 to Ps. 10.1 million in fiscal year 2006. Selling expenses in agricultural activities represented 85.8% of total selling expenses, selling expenses in cattle raising activities represented 10.2% and the remaining 3.9% corresponds to the other activities. Selling expenses in grains as a percentage of sales decreased to 14.1% in fiscal year 2006 with respect to 15.3% in fiscal year 2005. Selling expenses by ton of grains sold slightly decreased compared to those of the prior fiscal year amounting to Ps. 53 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 4.0% in fiscal year 2005 to 3.1% in fiscal year 2006 due to an improvement in our business deals with customers.

Sales of milk do not generate selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 59.0% from Ps. 7.3 million in fiscal year 2005 to Ps. 11.6 million in fiscal year 2006, mainly due to the increase in salaries, social contributions, fees and payments, taxes, rates and contributions and office and administrative expenses. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management, which are disclosed as operating expenses in Schedule H.

Net gain on sale of farms

The result on sale of fixed assets amounted to Ps. 9.9 million in fiscal year 2006 and Ps. 20.0 million in fiscal year 2005, due to the sale of the following establishments:

- During the fiscal year 2006

•	On February 24, 2005, the bill of sale for the farm “El Gualicho” of 5,727 hectares, located in General Roca and Presidente Roque Sáenz Peña, province of Córdoba was signed. The selling price of the farm was agreed in the amount of US$ 5.7 million. The title deed was executed on July 25, 2005 and the sale generated income in the amount of Ps. 9.9 million.

- During fiscal year 2005

•	On February 1, 2005 deeds were executed for the sale of “Ñacurutú”, with a surface area of 30,350 hectares, located in the departments of General Obligado and Vera, Province of Santa Fé. The agreed price was US$ 5.6 million. The gain on this sale amounted to Ps. 7.6 million.

•	On June 8, 2005 a deed was executed for the sale of “San Enrique”, with a surface area of 977 hectares, located in the department of General López, Province of Santa Fé. The agreed price was US$5.0 million and the gain made on the sale amounted to Ps. 12.3 million.

•	On June 29, 2005 a bill of sale was signed in relation to a share of the farm located in the Recreo, Province of Catamarca, where two hectares were sold for US$ 20,000. The gain on the sale amounted to Ps. 0.1 million.

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Gain from inventory holding

The gain from holdings amounted to Ps. 2.8 million in fiscal year 2006, compared to Ps. 11.6 million in fiscal year 2005. This increase reflects the profit from cattle holdings based on the increase in real prices during the fiscal year 2006.

Operating Income

Given the factors described above, the operating income amounted to Ps. 11.1 million in fiscal year 2006 compared to Ps. 36.3 million recorded in fiscal year 2005. The operating margin was 9.9% in fiscal year 2006 and 46.4% in fiscal year 2005.

Net Financial results

Net financial results amounted to a gain of Ps. 12.4 million in fiscal year 2006 and a gain of Ps. 63.8 million for fiscal year 2005. The main difference between both years was mainly attributable to an increase in the sale of corporate notes bought from IRSA during fiscal year 2005 compared to fiscal year 2006 and in a lesser extent to the net effect of exchange losses and interests.

Financial results are broken down as follows (i) a gain of Ps. 14.9 million on the sale of corporate bonds acquired from IRSA (ii) a gain of Ps. 2.2 million resulting from net exchange rate differences (iii) a loss of Ps. 2.2 million attributable to the financial transactions tax (iv) a loss of Ps. 2.5 million resulting from interest and others.

Income from related companies

The income on equity investments decreased by 21.2% from a gain of Ps. 28.1 million in fiscal year 2005 to a gain of Ps. 22.1 million in fiscal year 2006. The 2006 gain was mainly due to the net income of IRSA which amounted to Ps. 23.4 million, the gain from our interest in Agro Uranga S.A. of Ps. 1.2 million and a loss of Ps. 2.5 million from our interest in BrasilAgro.

Other income and expenses, net

In 2006, the item Other income and expenses, net amounted to a loss Ps. 3.4 million compared to a loss of Ps. 5.1 million in fiscal 2005, mainly due a minor negative impact of Ps. 1.4 million of the shareholders personal assets tax and borne by the Company this fiscal year.

Management Fee

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 3.8 million and Ps. 8.5 million in the fiscal years 2006 and 2005, respectively.

Income tax expense

Income tax expense decreased from Ps. 37.8 million in fiscal year 2005 to Ps. 5.4 million in fiscal year 2006. The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

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Minority interest

A third party negative interest amounting to Ps. 0.1 million was recorded during fiscal year 2006 to show the minority interest in Futuros y Opciones.com S.A. results.

Net Income

Given the factors described above, the net income decreased from a Ps. 76.8 million for fiscal year 2005 to Ps. 32.9 million for fiscal year 2006. The net margin, computed as net income over total sales amounted to 29.3% for fiscal year 2006 and 98.2% for fiscal year 2005.

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RESULT FROM THE INVESTMENT IN IRSA INVERSIONES Y REPRESENTACIONES S.A.

IRSA Inversiones y Representaciones S.A. is Argentina’s largest and most diversified real estate company. IRSA participates in the following business segments:

•	Office rental with more than 97,070 m2 of premium offices for lease.

•	Operation of Shopping Centers through its 61.5% equity interest in Alto Palermo S.A. (APSA) (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 212,709 m2 of gross leasable area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five stars hotels.

Additionally, IRSA holds property for residential purposes for sale and land reserves for current and future developments in the amount of Ps. 499.5 million. The total consolidated assets of IRSA as of June 30, 2006 amounted to Ps. 2,740.1 million and the shareholders’ equity amounted to Ps. 1,485.8 million.

IRSA has 11.8% equity interest in Banco Hipotecario, the largest argentine bank granting mortgages with an equity amounting Ps. 2,247.6 million.

During fiscal year 2006, all of IRSA’s business units have improved their performance considerably, mainly due to wise strategy decisions in the favorable scenario of the argentine economy, which included the recovery of the consumption credit, of salaries, and investment.

The considerable growth of IRSA is reflected in all its business lines, which boosted the increase in the operating result by 43.5%, from Ps. 141.1 million to Ps. 202.4 million in the fiscal year ended June 30, 2006. Additionally, during this fiscal year, the Company’s net income amounted to Ps. 96.6 million. Based on this improvement, and as part of its investment strategy, acquisitions and developments of several projects for all the Company’s activities took place.

The growth is a consequence of an increase in operative results registered during fiscal year 2006 of Shopping Centers, Hotels, Sales and Developments amounting 37.0%, 31.5% and 112.7% respectively compared to the results corresponding to the previous fiscal year. Regarding the office rental business, despite its operative result decreased 9.4%, such drop is mainly a consequence of a lower result from operations real estate holdings and by the increase in administration expenses. However, it is worth mentioning that gross profit for this business unit grew 84.7% due to an increase in revenues, which have proportionately grown more than costs.

As of June 30, 2006, the company owned 116,305,767 IRSA shares, equivalent to 26.71% of the equity. Additionally, the company owned at such date 12,000,000 convertible bonds issued by IRSA and 32,958,011 warrants also issued by IRSA.

Our investment in IRSA during fiscal year 2006 resulted in a Ps. 23.4 million profit for the company.

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OTHER RELEVANT EVENTS

Debt reduction resulting from the conversion of ONC and the exercise of warrants

Currently, our debt under Convertible Notes was reduced by US$ 24,675,540 as a consequence of the exercise of conversion rights.

As of today, 24,235,880 Warrants have been exercised, resulting in an inflow of US$ 29.1 million for the Company.

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes as of today has reached US$ 25,324,460 while the number of outstanding warrants amounts to 25,764,120. A total 96,320,157 shares were issued, increasing the Company’s total number of outstanding shares to 220,604,549.

As of June 30, 2006, the Company holds Convertible Bonds issued by IRSA for a total U$S 12.0 million, which bear interest at the same rate as those issued by our company.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued on November 14, 2002, under New York Law, at an interest rate of 8% (paid semiannually), due November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares per Note). Additionally, each Convertible Note holds a warrant, which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps. 0.1, at a price of US$ 0.6093.

Note: Total conversion describes a scenario were all bearers of convertible notes exercise their conversion rights and warrants.

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FINANCIAL ENDEBTEDNESS

As a result of the excellent investment opportunities seized in the course of this fiscal year, such as our ownership interest in BrasilAgro and the acquisition of farms, we have assumed indebtedness for levels higher than those incurred in previous fiscal years, totaling as of June 30, 2006 indebtedness in the amount of Ps. 86.0 million exclusive of our convertible notes. An analysis of the structure of such indebtedness shows a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 20.7 million and Ps. 13.6 million for the purpose of financing our crop production, the balance, i.e. Ps. 51.7 is short term indebtedness. For the coming fiscal year we intend to match these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary course of business, the sale of assets or the exercise of warrants attached to our convertible notes.

The following table presents our Company`s indebtedness as of June 30, 2006:

Bank	Currency	Amount (Million)	Term	Maturity
Banco Ciudad de Buenos Aires	Ps.	10.00	5 days	Jul-03-06
BankBoston N.A.	Ps.	17.35	4 days	Jul-03-06
BankBoston N.A.	Ps.	15.00	180 days	Sep-04-06
BankBoston N.A.	Ps.	3.00	180 days	Dec-11-06
BankBoston N.A.	Ps.	6.00	181 days	Dec-11-06
Banco Río de la Plata S.A.	US$	2.70	181 days	Jul-24-06
Banco Río de la Plata S.A.	US$	1.615	180 days	Aug-15-06
Credit Suisse International	US$	8.00	2.5 years	Nov-02-08

AGREEMENT FOR SHARED SERVICES WITH IRSA INVERSIONES Y REPRESENTACIONES S.A. AND ALTO PALERMO S.A. (APSA)

Given that the Company, IRSA and APSA (collectively referred to as “the Parties”) have operational areas with certain common characteristics, the Board has deemed it advisable to implement alternatives to reduce certain fixed costs in its activities (the “Project”) for the purpose of decreasing their incidence on operating results, taking advantage and optimizing the individual efficiencies of each company in the different areas that make up operational management.

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In this respect, the Company has run a partial operational integration trial in the areas of Human Resources, Finances, Institutional Relations, Administration, Information Technology, Insurance, Purchases, Contracts and Operations, among others (the Areas). The outcome has shown the feasibility of the Project taking into account that the project is not covered by the provisions of Decree 677/01, Section 73, currently in force and an independent third party (Deloitte Argentina) has been retained to prepare a report on the definition of guidelines for liquidation and distribution basis for the implementation of the Project.

In this framework, an onerous Exchange of Operating Services Agreement has been made related to the mentioned areas, linking tasks carried out by one or more of the Parties for the benefit of the other Parties, invoiced and payable in the first place by offsets with services rendered by any of the Areas and in the second term, in the event of differences in the value of the services rendered, in money, among the companies involved in the Project. This Agreement shall have a 24-month term and it may be renewed for the same term unless notified rescission for any of the Parties. It must be emphasized that irrespective of such scheme, the Parties maintain absolute independence in their strategic and business decisions, with no consideration of the existence of the Project. Costs and benefits are allocated on the basis of operational efficiency and equity and none of the Parties pursue an individual economic benefit.

The Board has also understood that the implementation of the Project does not hinder the identification of economic transactions or services involved and neither does it have a negative effect on the efficacy of internal control systems or in the internal and external audits of any of the Parties or in the possibility of disclosing the transactions related to this Agreement in accordance with Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas (Argentine Federation of Professional Councils of Economic Sciences, FACPCE). In addition, Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator and Mrs. Clarisa Diana Lifsic de Estol.

Systems migration

In the next year we are planning for a systems migration which will involve integrating the various existing interfaces and processes within the Company. This improvement will lead to a more flexible, efficient and agile organization, that will be able to respond to the requirements of the business, as well as enabling greater competitiveness throughout the organization. Furthermore, the strategy for integration will make it possible to automate, standardize and formalize processes, which will help us to align with the requirements of the SEC and particularly with the Sarbanes-Oxley Law.

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PROSPECTS FOR THE NEXT FISCAL YEAR

International and Argentine economic conditions continue to lead the agricultural sector and our Company towards a position favorable to taking advantage of opportunities as they arise. On top of the growing global demand for agricultural products to be used as food there is a demand for cereals, oilseed and sugar to produce biofuels

In this sense, we will continue with our strategy consisting in supplementing agricultural activities in our own farms with activities in leased farms, as long as the return on the investments for such activities amounts to the minimum levels required for the business, thereby seeking to atomize production risks and dilute overhead.

Despite the serious problems caused by the uncertainty surrounding the cattle beef business, starting with the successive measures imposed by the Government which in the last year escalated to a ban on exports in order to control local prices and thereby get a grip on inflation – we expect a stepwise re-opening of shipments in the coming year. We consider that as a result of these measures the market has reached its bottom line in terms of price reductions, and that given a context of growing demand for cattle beef and control over animal health in Argentina, the prospects for the sector continue to be good and we will therefore focus on continuing to increase our production levels.

As regards the implementation of new projects, we have planned an external financing strategy to obtain working capital for productive seasons, at attractive rates, which will allow us to develop new businesses optimizing risks.

As regards commercial efforts, we are entering into agreements with slaughterhouses engaged in exporting activities to slaughter our own herds and export on behalf of third parties. For this purpose we have obtained a butcher`s license.

In the framework of our investment in BrasilAgro, we expect that at the end of this fiscal year BrasilAgro will consummate the acquisition of land applied to the implementation of its business plan, which will allow the Company to reap the benefits over a cycle of approximately five years.

At the local level, we shall continue with the development of our Los Pozos farm adding more space for agricultural and cattle beef production starting with the development of the third module. In turn, we shall continue to develop new hectares applied to agricultural production in the concession over the Agropecuaria Cervera farm.

We will continue to make efforts to develop a business line oriented to the supply of services to the agricultural sector which will comprise the production of specialties, and seeds for the main seed producers and exporting companies.

Additionally, we shall start with the development of a new dairy farm at La Juanita, in the Province of Buenos Aires, which will have milking capacity for 1,200 cows per day. We are planning to open this farm in March 2007.

Futuros y Opciones.com S.A. consolidated its position as a broker for the agricultural sector, with its volume of operations growing by 100% compared to the prior fiscal year. The aim pursued is to position Futuros y Opciones.com S.A. among the five largest brokers in Argentina in a three-year period plus growth in its volume of businesses at a rate of 20% per annum, strengthening and consolidating the service by supplying differential services in the market.

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For the coming fiscal year, we are developing a system migration consisting in the integration of different interfaces and existing processes in the different areas of our company. As a result of these improvements, the organization will be more flexible, efficient and agile to respond to the requirements of the business and the organization as a whole will be more competitive. Consequently, this integration strategy will allow the organization to automate, standardize and formalize processes.

In the future, we will continue to keep a watchout for opportunities arising in the market, selling properties with mature businesses resulting in good yields for the Company and acquiring farms mainly located in marginal areas with a high productive potential

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BOARD OF DIRECTORS

The Board of Directors, which is responsible for our Company’s management, is made up of ten directors and three alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years, provided that a third of the members may be appointed annually. The Directors and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders’ meetings held on November 1, 2005 and November 29, 2005 for terms of office expiring in fiscal years 2006, 2007 and 2008.

The following table shows the current members of the Board of Directors:

Name and position	Date of birth	Position held at Cresud	Year of appointment to current position	End of office	Current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2005	2008	1994
Saúl Zang	12/30/1945	First vice-chairman	2005	2008	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman	2004	2007	1994
Clarisa D. Lifsic	07/28/1962	Director	2004	2007	1994
Gabriel A. G. Reznik	11/18/1958	Director	2003	2006	2003
Jorge O. Fernández	01/08/1939	Director	2003	2006	2003
Susan L. Segal	10/09/1952	Director	2004	2007	2004
Fernando A. Elsztain	01/04/1961	Director	2004	2007	2004
David A. Perednik	11/15/1957	Director	2004	2007	2004
Gary Gladstein	07/07/1944	Director	2005	2008	2005
Salvador D. Bergel	04/17/1932	Alternate Director	2005	2008	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2005	2008	1994
Gastón A. Lernoud	06/04/1968	Alternate Director	2005	2008	1999

A brief biographic description of each Board member is as follows:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A. and Consultores Asset Management S.A.; he is Vice-Chairman of the Board of Banco Hipotecario, among other companies. Eduardo S. Elsztain is the brother of our Director Alejandro G. Elsztain and cousin of Fernando A. Elsztain.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. His experience in company’s law is highly acknowledged. He has been a founding member of the law firm Zang, Bergel & Viñes and acts as board member of the Buenos Aires Stock Exchange. At present, he is a member of the Legal Committee of the Argentine Chamber of Corporations (Cámara Argentina de Sociedades Anónimas), He is also the First Vice-Chairman of the Board of Directors of Cresud S.A.C.I.F. y A. and SAPSA, Vice-Chairman of APSA, member of the Board of Directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., BrasilAgro, Banco Hipotecario S.A. and Tarshop S.A., and he is the Alternate Director of the Board of Directors of SAPSA. He is member of the International Bar Association and of the American Bar Association.

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Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer graduated from the University of Buenos Aires. He is Chairman of BrasilAgro, Inversiones Ganaderas S.A. and Cactus Argentina S.A. and Director of FyO.com S.A. He is also Second Vice-Chairman of IRSA and Executive Vice-Chairman of APSA and Shopping Alto Palermo S.A. Mr. Alejandro G. Elsztain is the brother of the Chairman of de Board of Directors, Eduardo S. Elsztain and cousin of Fernando A. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Masters Degree in Sciences with management expertise at the Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. At present, she is the Chairman of the Board of Directors of Banco Hipotecario S.A., among others.

Gabriel A. G. Reznik. Mr. Reznik is a Civil Engineer graduated from the University of Buenos Aires. From 1992 to May 2005, he worked for IRSA. Formerly, he worked for an Argentine independent building company. He is a Director of APSA, IRSA, and Banco Hipotecario S.A, and Alternate Director ERSA, Fibesa S.A. and Tarshop S.A., among other companies.

Jorge Oscar Fernández. Mr. Fernández graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial and professional activities as Manager, Director and Second Vice-President for Banco Río de la Plata. He was also a member of the Board of Directors of various companies: Banelco, La Patagonia Compañia Argentina de Seguros, Compañia Previsional Río Citi, Siembra AFJP, Siembra Compañía de Seguros, Río Valores, Sur Seguros and Inter Río Holdings Establishment. He is a regular board member of the Buenos Aires Stock Exchange and he is a member of different industrial and service related companies.

Susan L. Segal. Mrs. Segal studied in Sarah Lawrence College and has a Master in Business Administration from Columbia University. She was founding member of Inspiration Partners, partner and leader at JPMorgan Partners/Chase Capital Partners for Latin America. She was senior manager at Chemical/Chase Banks. She is currently President and General Manager for the Council of the Americas/Americas Society (Consejo de las Américas).

Fernando A. Elsztain. Mr. Elsztain studied architecture in the University of Buenos Aires. Since March, 1994 he has been Commercial Director with IRSA. He has also worked as consultant in the real estate business and executive officer of a family-owned real estate company. He is member of the Board of Directors of IRSA, APSA and Baldovinos and alternate director of the Board of Directors of Banco Hipotecario S.A., among other companies. Mr. Fernando A. Elsztain is cousin of Mr. Eduardo S. Elsztain, Chairman of the Board of Directors, and Alejandro G. Elsztain, second Vice Chairman.

David A. Perednik. Mr. Perednik is a Certified Public Accountant graduated from The University of Buenos Aires. He has worked in many companies, such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he was Financial Director between 1986 and 1997. He also worked for Deloitte & Touche as Senior Consultant in the Administration and Systems department between 1983 and 1986. Also he is currently Administrative Director of IRSA and APSA.

Gary S. Gladstein. Mr. Gladstein is a Bachelor in Business Administration graduated from the University of Connecticut and has a Master degree in Business Administration from the University of Columbia. He worked as operations manager for Soros Fund Management LLC and is currently senior consultant for Soros Fund Management LLC.

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He is also a member of the Board of Directors of Mueller Industries, Jos A. Bank Clothiers and Emerging Inc.

Salvador D. Bergel. Mr. Bergel is a Lawyer graduated from the National University of the Litoral and Doctor in Social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an alternate director of IRSA.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud graduated as a Lawyer from University of El Salvador, Buenos Aires, in 1992. He obtained a Masters degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a senior associated member of Zang, Bergel & Viñes until June 2002, when he joined Cresud’s team of lawyers.

Compensation of the Board of Directors

Under the laws of Argentina, if the compensation of the Board is not provided for in the company’s by-laws, it shall be determined by the shareholders’ meeting. The maximum amount of compensation to be received by Board members, including compensation for permanent technical-administrative duties shall not exceed 25% of the company’s profits. Such amount shall be limited to 5% when no dividend is distributed to shareholders and shall be increased in proportion to such distribution. When one or more Directors are assigned to special committees or technical-administrative duties and profits are either non-existent or limited, the shareholders’ meeting may approve compensations in excess of the aforementioned limits.

The compensation of our Directors for each fiscal year is determined in accordance with the Argentine Corporations Law, taking into account the results for the year and the performance of additional technical-administrative duties. Upon the amounts being determined they are submitted to our shareholders for consideration at the shareholders’ meeting.

Internal Control - Audit Committee

According to the Regime of Transparency in Public Offerings provided for by Decree 677/01, the regulations of the Comisión Nacional de Valores (CNV) and Resolutions No. 400 and 402 of the CNV, and pursuant to provisions of Executive Order 677/01, our Board of Directors resolved that the Audit Committee shall be a Board Committee which main duties shall be to assist the Board in complying with its duty to act with due care, diligence and skill in respect of our company, particularly in the application of the accounting policies and issuance of the accounting and financial information, management of business risks and internal control systems, the company’s business behavior and ethics, in monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of the internal audit duties both by our company and external auditors.

Pursuant to Executive Order 677/01 and the regulations issued by the Securities and Exchange Commission, since its creation on May 27, 2004, our auditing committee has been formed by three members, two of which are outsiders in conformity with the criteria established by the above-mentioned regulations.

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NASDAQ regulations provide that as of July 31, 2005, foreign companies listing in United States should have an audit committee formed in its entirety by independent directors. As a result, effective September 7, 2005, our Board of Directors has appointed Gabriel Reznik, Jorge Oscar Fernández and Susan Segal – all of them independent directors- as members of the audit committee.

Supervisory Committee

The Supervisory Committee is charged with the control of management actions and of our company’s affairs and monitors compliance with the by-laws and the resolutions of the shareholders’ meetings, in accordance with the Section 294 of the Argentine Corporations Law. The members of the Supervisory Committee are appointed by the annual regular shareholders’ meeting and hold office for one year. The Supervisory Committee consists of three regular members and three alternate members.

The following table includes information about the members of our Supervisory Committee appointed at the Annual Regular Shareholders Meeting held on November 29, 2005:

Name	Date of birth	Position held at Cresud	Seniority
José D. Abelovich	07/20/1956	Statutory Auditor	1992
Marcelo H Fuxman	11/30/1955	Statutory Auditor	1992
Roberto Murmis	04/07/1959	Statutory Auditor	2005
María Marta Anzizar	09/24/1960	Alternate Statutory Auditor	2005
Sergio Kolaczyk	11/28/1964	Alternate Statutory Auditor	2005
Silvina De Feo	10/07/1958	Alternate Statutory Auditor	2003

The following is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of coopers & Lybrant Price Waterhouse and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained the degree of Accountant at Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados / SC International a public accounting firm of Argentina. He is also a member of the Supervisory Committee of APSA, SAPSA and Inversora Bolivar S.A.

Roberto Murmis. Mr. Murmis obtained the degree of Accountant at Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados / SC International. He has worked as a Public Income Secretariat consultant. He is also a member of the SAPSA Audit Commission, Futuros y Opciones S.A. and of the Llao Llao Resorts S.A.

María Marta Anzizar. Ms. Anzizar obtained the degree of Accountant at Universidad de Buenos Aires. She works for Abelovich, Polano / Asociados/ SC International, an

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argentinean accountants´ s company. She is also an external auditor of Alto Palermo S.A. (APSA), Shopping Alto Palermo S.A., Emprendimientos Recoleta S.A. and Mendoza Shopping S.A.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk is a public accountant graduated from the University of Buenos Aires. He works for Abelovich, Polano y Asociados/SC International. He is also an alternate member of the Statutory Audit Committee of APSA and IRSA.

Silvia De Feo. Ms. De Feo is a public accountant graduated from the University of Belgrano. She works for Abelovich, Polano y Asociados/SC International, an Argentine accounting firm. Formerly, she was a manager of Hartenek, López y Cía/Coopers & Lybrand. She is also a member of the Statutory Audit Committee of SAPSA, Inversora Bolívar S.A. and Baldovinos S.A.

Dividends and dividend policy

According to the Argentine Law, the distribution and payment of dividends to shareholders may only be validly made if they result from the company’s net and realized profits arising from the annual financial statements approved by shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at the annual regular shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of voting shares.

According to the Argentine law and to our by-laws the net and realized profits of each fiscal year shall be distributed as follows:

•	5% of net profits to our legal reserve, until it reaches 20% of our adjusted corporate capital stock;

•	a specified amount fixed by resolution of the shareholders’ meeting is assigned to compensation of our Directors and members of our Surveillance Committee; and

•	dividends, additional dividends on preferred shares, if any, or application of proceeds to optional or contingent reserves or to a new account, or for any other purpose as may be determined by the shareholders’ meeting.

In the past, we paid cash dividends at an average of Ps. 0.029 per share. At the shareholder meeting held on October 23, 1998, our shareholders approved the distribution of 7,997,577 treasury stock among our shareholders on a proportional basis, which are stated in the attached table as cash dividends.

As the result of the year ended June 30, 2002 was a Ps. 39,556,328 loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

In our shareholders´ meeting that took place in November 29, 2005, our shareholders approved the distribution of Ps. 10.0 million as dividends or Ps. 0.0591 per share of nominal value Ps. 1.00 (Ps. 0.591 per ADR). The payment was effective as from December 22, 2005.

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The following table shows the ratio of dividends paid and total amount of dividends paid per fully paid-in common share for each year since 1995. The amounts in pesos are stated in historic pesos as of the relevant payment dates.

Year of declaration	Cash dividends(1)	Total per share
	(Pesos)	(Pesos)
1995	—	—
1996	—	—
1997	—	—
1998	0.099	0.099
1999	0.092	0.092
2000	0.011	0.011
2001	0.030	0.030
2002	—	—
2003	0.012	0.012
2004	0.019	0.019
2005	0.059	0.059

(1)	It corresponds to payments per share. To compute the dividends paid per ADS, the payment per share shall be multiplied by ten. The amounts in Pesos are stated in historic Pesos as of the relevant payment date.

At the date of issuance of these financial statements, The Board of Directors is still working in the analysis of potential proposals to shareholders related to the issues mentioned in Section 62, Sub-section n) of the Listing Regulations with respect to a potential distribution of cash dividends and/or capitalization of earnings, monetary capital adjustments and/or other issues. At present, it is also analyzing along the same lines and in conjunction with the dividend issue, the possibility of recovering the amounts paid as tax on the personal property of the shareholders in the Company’s role as representative for tax purposes, which have been duly paid as of this date.

Although we intend to distribute cash dividends in the future, we may not assure that we shall be in a position to do so.

STOCK INFORMATION

Information on the value of our shares at the Bolsa de Comercio de Buenos Aires

Our common shares are listed on the Bolsa de Comercio de Buenos Aires under the “CRES” symbol. They have been listed on the Bolsa de Comercio de Buenos Aires since December 12, 1960. The following table shows the highest and lowest closing prices of our common shares at the Bolsa de Comercio de Buenos Aires during the specified periods.

	Pesos per share
	Highest	Lowest
Fiscal year
2006	5.73	3.10
2005	4.91	2.88
2004	4.40	2.24
2003	2.73	1.48
2002	2.29	0.62

2006
4th quarter	5.73	3.73
3rd quarter	4.38	3.22
2nd quarter	3.93	3.10
1st quarter	4.03	3.19

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	Pesos per share
	Highest	Lowest
2005
4th quarter	4.03	2.88
3rd quarter	4.91	3.79
2nd quarter	4.37	3.41
1st quarter	3.62	2.94

2004
4th quarter	3.52	2.54
3rd quarter	3.86	2.84
2nd quarter	4.40	2.58
1st quarter	2.65	2.24

2006
January	3.68	3.22
February	4.33	3.60
March	4.38	4.00
April	5.54	4.40
May	5.73	4.05
June	4.50	3.73
July	4.65	4.03
August	4.68	4.15

Source: Bloomberg.

Information of the value of our shares at the NASDAQ

Each ADS of CRESUD represents 10 common shares. The American Depository Shares are listed and traded on the NASDAQ under the “CRESY” symbol. The ADS have been traded at the NASDAQ since March 1997 and were issued by the Bank of New York, Inc. as Depository for the ADS. The following table shows the highest and lowest closing prices of our ADS at the NASDAQ during the specified periods.

	US Dollars per ADS
	Highest	Lowest
Fiscal Year
2006	19.45	10.12
2005	16.87	9.78
2004	14.91	7.74
2003	9.78	4.01
2002	9.44	5.06

2006
4th quarter	19.45	12.10
3rd quarter	14.44	10.42
2nd quarter	13.71	10.12
1st quarter	13.97	11.10

2005
4th quarter	13.74	9.78
3rd quarter	16.87	12.93
2nd quarter	14.99	11.23
1st quarter	12.22	9.81

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	US Dollars per ADS
	Highest	Lowest
2004
4th quarter	12.54	8.38
3rd quarter	12.49	10.06
2nd quarter	14.91	9.04
1st quarter	9.29	7.74

2006
January	12.04	10.42
February	14.34	11.93
March	14.44	13.06
April	18.40	14.15
May	19.45	13.09
June	14.94	12.10
July	15.44	13.24
August	15.50	13.26

Source: Bloomberg

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Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Financial Statements for the fiscal year ended June 30, 2006 presented in comparative form with the previous year. Financial period No. 71 started on July 1, 2005

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)
SHARES
Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	220,604,549	220,604,549	220,604,549

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2006 and 2005

	June 30, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	25,997,361	14,468,151
Investments (Note 4.b.)	6,223,788	59,978,002
Trade accounts receivable (Note 4.c.)	11,084,617	9,788,312
Other receivables (Note 4.d.)	22,744,963	22,214,019
Inventories (Note 4.e.)	28,932,135	46,293,640

Total current assets	94,982,864	152,742,124

Non-current assets
Other receivables (Note 4.d.)	36,005,292	6,480,334
Inventories (Note 4.e.)	62,712,423	53,223,179
Investments on controlled and related companies (Note 4.b.)	468,371,269	289,391,269
Other investments (Note 4.b.)	37,052,716	105,508,513
Fixed assets, net (Schedule A)	224,775,512	166,497,596
Intangible asses, net (Schedule B)	23,581,646	—

Subtotal Non-Current Assets	852,498,858	621,100,891

Goodwill (Note 4.b.)	(76,825,838)	(30,430,822)

Total Non-Current Assets	755,673,020	590,670,069

Total Assets	870,655,884	743,412,193

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	26,438,528	17,894,529
Loans (Note 4.g.)	66,421,573	11,499,782
Salaries and social security payable (Note 4.h.)	2,293,130	1,748,138
Taxes payable (Note 4.i.)	3,313,836	20,203,393
Other debts (Note 4.j.)	3,442,024	14,634,298

Total Debts	101,909,091	65,980,140

Total current liabilities	101,909,091	65,980,140

Non-current liabilities
Trade accounts payable (Note 4.f.)	835,292	—
Taxes payable (Note 4.i.)	42,770,882	39,285,385

Loans (Note 4.g.)	98,096,955	114,693,553

Other debts (Note 4.j.)	434,309	1,000

Provisions (Schedule E)	183,893	104,198

Total Non-current liabilities	142,321,331	154,084,136

Total Liabilities	244,230,422	220,064,276

Transitory conversion differences	(6,650,419)	—

Minority interest	559,871	276,947

SHAREHOLDERS’ EQUITY	632,516,010	523,070,970

Total Liabilities and Shareholders’ Equity	870,655,884	743,412,193

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saúl Zang First Vice-President acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	June 30, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos
Sales
Crops	61,659,566	30,893,216
Beef cattle	33,713,479	36,826,885
Milk	7,892,462	3,463,144
Feed Lot	2,721,377	2,129,838
Others	6,353,777	4,859,931

Total Sales	112,340,661	78,173,014

Cost of sales (Schedule F)
Crops	(50,605,092)	(21,327,694)
Beef cattle	(31,438,868)	(32,819,805)
Milk	(5,845,360)	(2,094,975)
Feed Lot	(2,318,102)	(1,855,279)
Others	(2,113,089)	(1,560,860)

Total cost of sales	(92,320,511)	(59,658,613)

Gross profit	20,020,150	18,514,401

Selling expenses (Schedule H)	(10,097,600)	(6,595,641)
Administrative expenses (Schedule H)	(11,560,307)	(7,271,279)
Net gain on sale of farms	9,897,186	19,987,989
Gain from inventory holding (Schedule F)	2,847,711	11,622,122

Operating income	11,107,140	36,257,592

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	11,510,779	(6,165,232)
Interest income	490,288	551,398
Doubtful Accounts	(43,616)	(12,809)
Tax on banking debits and credits	(2,177,198)	(1,592,008)
Holding results and bearer securities operations	—	1,837
Gain on sale of Convertible Notes	14,872,000	68,754,172
Interest on Notes	7,123,844	9,965,370
Others	2,083,587	772,621

	33,859,684	72,275,349

Generated by liabilities:
Reference stabilization index (CER)	(22,776)	(7,875)
Interest paid	37,400	—
Financial expenses:
Interest on Convertible Notes (Note 7)	(8,330,855)	(9,609,672)
Others	(3,866,694)	(2,044,025)
Exchange differences and discounts	(9,302,801)	3,137,609

	(21,485,726)	(8,523,963)

Other income and expenses, net
Gains from other fixed assets sales	116,650	45,398
Donations	(1,600,000)	(1,900,000)
Others	(86,304)	—
Shareholders’ personal assets tax and miscellaneous	(1,797,940)	(3,210,784)

	(3,367,594)	(5,065,386)

Income from related companies	22,140,997	28,087,632
Management fee	(3,836,470)	(8,533,213)

Net Income before income tax and minority interest	(38,418,031)	114,498,011

Income tax expense	(5,431,831)	(37,787,594)
Minority interest	(102,924)	88,501

Net income for the year	32,883,276	76,798,918

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saúl Zang First Vice-President acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	June 30, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	67,462,486	13,137,931
Cash and cash equivalents at the end of the year	27,377,050	67,462,486

Net (decrease) increase in cash and cash equivalents	(40,085,436)	54,324,555

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	32,883,276	76,798,918
Accrued interest during the year	10,292,047	11,010,444
Income tax	5,431,831	37,787,594

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(22,140,997)	(28,087,632)
Minority interest	102,924	(88,501)
Increase in allowances, provisions and accruals	10,940,250	14,743,900
Depreciation	5,112,088	4,169,139
Gain from inventory holdings	(2,847,711)	(11,622,122)
Financial results	(6,663,008)	(9,594,906)
Result of sales of permanent investments	(14,872,000)	(68,754,172)
Gain from sale of fixed assets	(10,013,836)	(20,033,387)

Changes in operating assets and liabilities
Decrease in current investments	7,262,688	4,101,258
Increase in trade accounts receivable and rentals	(1,339,921)	(4,452,087)
Increase in other receivables	(27,029,018)	(2,805,944)
(Decrease) Increase in inventories	9,940,625	(8,820,992)
Decrease in social security payables, taxes payable and advances from customers	(18,293,933)	(6,445,800)
(Decrease) Increase in trade accounts payable	(4,833,940)	2,537,610
Dividends collected	1,108,923	1,653,096
Decrease in other debts	3,489,671	(2,197,351)

Cash flows applied to operating activities	(21,470,041)	(10,100,935)

Investment activities
Decrease in non-current investments	—	93,528,147
Increase in interest in related companies	(64,608,293)	(34,417,910)
Acquisition and upgrading of fixed assets	(55,770,620)	(25,959,614)
Collection of receivables from sale of fixed assets	5,736,964	1,127,138
Sale of fixed assets	5,634,000	28,456,272
Additions in intangible assets	(1,857,985)	—

Cash flows (applied to) provided by investment activities	(110,865,934)	62,734,033

Financing activities
Capital contributions from minority shareholders	180,000	900,000
Exercise of Warrants	53,587,195	10,919,379
Dividends payment	(10,000,000)	(3,000,000)
Effective incentive plan	—	240,000
Increase in financial loans	83,957,134	44,356,365
Decrease in financial loans	(18,959,790)	(51,724,287)
Decrease in other liabilities	(16,514,000)	—

Cash flows provided by financing activities	92,250,539	1,691,457

Net (decrease) increase in cash and cash equivalents	(40,085,436)	54,324,555

Saúl Zang First Vice-President acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	779,347	1,108,210
Increase in other receivables by sale of fixed assets	8,572,080	8,004,677
Increase in fixed assets by increase in other liabilities	7,160,617	—
Decrease in other liabilities by decrease in fixed assets	(2,055,200)	—
Repayment of financial loans through issue of stock by exercise of conversion right	45,108,945	8,857,011
Increase in interest in related companies by a decrease in non-current investments	66,338,239	—
Increase in intangible assets by a decrease in non-current investments	21,723,661	—

Complementary information
Interest paid	10,336,890	4,679,210
Income tax expense paid	33,317,971	980,679

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saúl Zang

First Vice-President

acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the fiscal years beginning on July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of June 30, 2006 and 2005 and the Statements of Income and the Statements of Cash Flows for the fiscal year then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares for investments in which it has joint control. (see Note 1.b and 1.c to the basic financial statements).

The Company applies Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements as of June 30, 2006 and 2005 of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A., have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation, respectively.

For purposes of comparability, reclassifications have been made on the information as of June 30, 2005.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

JOINT CONTROL
Cactus Argentina S.A.	50.00	50.00

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2. have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2. of the basic financial statements.

High relevant valuation and disclosed criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including biological, economy and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	June 30, 2006 Pesos	June 30, 2005 Pesos
Cash	55,495	31,983
Foreign currency (Schedule G)	92,744	76,607
Local currency checking account	1,689,103	2,022,467
Foreign currency checking account (Schedule G)	23,770,872	3,897,430
Local currency saving account	106,504	17,505
Foreign currency saving account (Schedule G)	6,367	8,026,165
Checks to be deposited	276,276	395,994

	25,997,361	14,468,151

b.	Investments and Goodwill

	June 30, 2006 Pesos	June 30, 2005 Pesos
Investment
Investment (Schedule C and G)	6,223,788	59,978,002

	6,223,788	59,978,002

Investment
Investment from related companies (Notes 17, 19 and Schedule C)	468,371,269	289,391,269

	468,371,269	289,391,269

Other investments
Other investments (Schedule C and G)	37,052,716	105,508,513

	37,052,716	105,508,513

Goodwill
Goodwill (Schedule C)	(76,825,838)	(30,430,822)

	(76,825,838)	(30,430,822)

c.	Trade accounts receivable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accounts receivable in local currency	11,401,950	8,771,084
Less:
Allowance for doubtful accounts (Schedule E)	(374,830)	(386,344)
Accounts receivable in foreign currency (Schedule G)	44,982	1,010,091
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	12,515	393,087
IRSA Inversiones y Representaciones S.A.	—	394

	11,084,617	9,788,312

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d.	Other receivables

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Prepaid leases	8,836,242	6,512,492
Tax on Minimum Presumed Income prepayments and tax credit (net of Accrual) (1)	3,880,156	54,872
Guarantee deposits and premiums (Schedule G)	1,447,771	2,675,032
Secured by mortgage (Schedule G)	3,497,490	8,217,166
Prepaid expenses	338,368	2,125,903
Gross sales tax credit	4,539	—
Tax prepayments (net of accrual)	3,545,790	1,945,005
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	191,651	166,104
Agro-Uranga S.A.	39,993	39,993
Brasil Agro – Companhia Brasileira de Propiedaes Agrícolas	559,088	—
Credits to employees	85,980	36,582
Others	317,895	440,870

	22,744,963	22,214,019

Non-current
Prepaid leases	13,924	75,915
Income Tax prepayments and others	24,351,881	6,328,177
Secured by mortgage (Schedule G)	8,265,284	—
Tax on Minimum Presumed Income	2,422,271	60,818
Deferred tax	93,791	14,874
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	8,353	—
Alto Palermo S.A. (Schedule G)	584,704	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	150,353	—
Others	114,731	550

	36,005,292	6,480,334

e.	Inventories

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Livestock	10,913,612	15,157,171
Crops	10,550,495	24,930,778
Unharvested crops	1,662,592	826,336
Seeds and fodder	770,647	319,169
Materials and others	4,686,142	4,613,485
Advances to suppliers	348,647	446,701

	28,932,135	46,293,640

Non-Current
Livestock	62,712,423	53,223,179

	62,712,423	53,223,179

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f.	Trade accounts payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Suppliers in local currency	7,346,542	3,870,091
Suppliers in foreign currency (Schedule G) (1)	10,980,242	6,611,576
Interest to be accrued (Schedule G) (2)	(112,863)	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	42,092	5,445
Alto City.Com. S.A.	298	—
Alto Palermo S.A.	35,620	193,053
IRSA Inversiones y Representaciones S.A.	34,127	43,822
Cactus Argentina S.A.	481,353	11,953
Estudio Zang, Bergel & Viñes	73,851	34,297
Fundación IRSA	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	5,311,539	5,075,352
Short- term debts	—	98,479
Accrual for harvest expenses	45,727	50,461

	26,438,528	17,894,529

Non-Current
Accrual for other expenses (Schedule G)	835,292	—

	835,292	—

(1)	Includes as of June 30, 2006 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See note 11.
(2)	Corresponds to the liability mentioned in (1).

g.	Loans

	June 30,	June 30,
	2006	2005
	Pesos	Pesos
Current
Local financial loans (Note 17)	65,605,326	10,315,556
Convertible Notes 2007 Interest payable (Schedule G)	332,179	476,343
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	482,985	706,891
Directors	1,083	992

	66,421,573	11,499,782

Non-Current
Foreign financial loans (Notes 17 and 19)	20,367,600	—
Convertible Notes 2007 third parties (Schedule G)	31,804,384	45,815,657
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	46,243,210	69,934,463
Directors	103,690	98,100
Convertible Notes 2007 expenses	(421,929)	(1,154,667)

	98,096,955	114,693,553

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h.	Salaries and social security payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accrual for vacation and statutory annual bonus	1,905,899	1,423,925
Social security taxes payable	282,999	224,914
Salaries payable	64,237	81,488
Health care payable	22,689	7,185
Others	17,306	10,626

	2,293,130	1,748,138

i.	Taxes payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accrual for income tax	126,641	24,772,007
Advances to Income tax and tax credit	—	(5,148,500)
Tax on Minimum Presumed Income	2,377,347	70,508
Value added tax	15,595	—
Property tax payable	232,192	86,960
Taxes withheld for income tax	274,592	165,166
Gross sales tax payable	35,322	215,145
Taxes withheld-Gross sales tax payable	2,215	—
Taxes withheld-Value added tax payable	247,925	41,215
Others	2,007	892

	3,313,836	20,203,393

Non-current
Deferred tax	42,770,882	39,285,385

	42,770,882	39,285,385

j.	Other debts

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593
Advances from customers (Schedule G)	—	2,055,200
Management fees accrual	3,073,949	8,239,263
Other income to be accrued	—	—
Loan to FyO minority shareholders	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	46,800	3,393
Cactus Feeders Inc.	272	1,268
Others	186,807	20,385

	3,442,024	14,634,298

Non-current
Other income to be accrued	433.309	—
Guarantee deposit	1,000	1,000

	434,309	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current Investment		Trade accounts receivable		Other receivables
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
1st quarter 2005/2004 financial period	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	9,787,593	—	9,655,284
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	1,388,408
3rd quarter 2006/2005 financial period	—	—	—	—	—	4,115,610
4th quarter 2006/2005 financial period	—	—	—	—	—	5,324
1st quarter 2007/2006 financial period	—	—	11,084,617	—	6,144,831	—
2nd quarter 2007/2006 financial period	386,779	—	—	—	591,375	—
3rd quarter 2007/2006 financial period	—	—	—	—	5,072,356	—
4th quarter 2007/2006 financial period	—	—	—	—	479,592	—
1st quarter 2008/2007 financial period	—	105,487,796	—	—	2,179,021	—
2nd quarter 2008/2007 financial period	37,031,999	—	—	—	5,712	—
3rd quarter 2008/2007 financial period	—	—	—	—	433,663	—
4th quarter 2008/2007 financial period	—	—	—	—	5,713	—
1st quarter 2009/2008 financial period	—	—	—	—	2,173,309	—
2nd quarter 2009/2008 financial period	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	1,745,358	—
1st quarter 2011/2010 financial period	—	—	—	—	1,745,357	—
Overdue	—	—	—	—	—	—
With no stated current term	5,837,009	58,899,682	—	719	10,456,809	7,049,393
With no stated non-current term	20,717	20,717	—	—	27,717,159	6,480,334

Total	43,276,504	165,486,515	11,084,617	9,788,312	58,750,255	28,694,353

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Note 5 (Continued):

b) Assets classified according to their interest rate (in pesos)

Interest rate that They accrue	Current and non-current investment		Trade accounts receivable		Other receivables
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
At fixed interest rate	37,031,999	105,487,796	—	—	11,237,071	8,095,402
At variable interest rate	5,837,009	58,899,682	—	—	4,049,594	2,314,696
Non-interest bearing	407,496	1,099,037	11,084,617	9,788,312	43,463,590	18,284,255

Total	43,276,504	165,486,515	11,084,617	9,788,312	58,750,255	28,694,353

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a) Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	12,623,191	—	10,315,556	—	1,721,673	—	509,378	—	14,500,103	—	—
2nd quarter 2006/2005 financial period	—	4,308,000	—	1,184,226	—	6,583	—	19,694,015	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	19,882	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	26,411,544	—	13,935,806	—	1,965,120	—	831,206	—	120,996	—	—	—
2nd quarter 2007/2006 financial period	—	—	816,247	—	231,052	—	2,476,625	—	105,360	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	96,958	—	6,005	—	7,523	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	3,073,949	—	—	—
1st quarter 2008/2007 financial period	—	—	—	114,693,553	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	77,729,355	—	—	—	—	—	—	—	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008 financial period	—	—	20,367,600	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	26,984	963,338	51,669,520	—	—	—	—	—	134,196	134,195	—	—
With no stated non-current term	835,292	—	—	—	—	—	42,770,882	39,285,385	434,309	1,000	183,893	104,198

Total	27,273,820	17,894,529	164,518,528	126,193,335	2,293,130	1,748,138	46,084,718	59,488,778	3,876,333	14,635,298	183,893	104,198

b) Liabilities classified according to their interest rate (in pesos)

Interest rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
At fixed interest rate	6,720,357	—	164,124,210	126,163,776	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	3,792,015	—	—	—
Non-interest bearing	20,553,463	17,894,529	394,318	29,559	2,293,130	1,748,138	46,084,718	59,488,778	84,318	14,635,298	183,893	104,198

Total	27,273,820	17,894,529	164,518,528	126,193,335	2,293,130	1,748,138	46,084,718	59,488,778	3,876,333	14,635,298	183,893	104,198

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of U$S50,000,000 mentioned in Note 13 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	June 30, 2006	June 30, 2005
Average appraised stock in circulation	170,681,455	155,343,629
Average appraised diluted ordinary stock	321,214,392	321,214,392

	June 30, 2006	June 30, 2005
Earnings for the calculation of basic earnings per share	32,883,276	76,798,918
Exchange differences	7,412,011	(2,882,637)
Financing expenses	8,276,255	10,148,226
Income tax	(5,121,040)	(2,371,669)
Management fees	(1,056,723)	(489,392)
Earnings for the calculation of diluted earnings per share	42,393,779	81,203,446

BASIC Earnings per share	June 30, 2006	June 30, 2005
Earnings	32,883,276	76,798,918
Number of shares	170,681,455	155,343,629
Earnings per share	0.19	0.49

DILUTED Earnings per share	June 30, 2006	June 30, 2005
Earnings	42,393,779	81,203,446
Number of shares	321,214,392	321,214,392
Earnings per share	0.13	0.25

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of June 30, 2006:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	61,659,566	33,713,479	7,892,462	2,721,377	6,353,777	—	112,340,661
Assets	133,840,099	147,615,752	20,382,880	3,641,461	(72,921,876)	638,097,568	870,655,884
Liabilities	7,492,769	970,703	23,713	1,706,040	1,608,918	232,428,279	244,230,422
Fixed asset additions (transfers)	11,098,715	12,028,455	1,582,343	72,214	133,604	43,942,769	68,858,100
Depreciation of fixed assets	2,071,636	1,385,720	540,989	304,637	78,714	730,392	5,112,088
Income from related companies	1,023,191	8,382	197,692	—	—	20,911,732	22,140,997

As of June 30, 2005:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	30,893,216	36,826,885	3,463,144	2,129,838	4,859,931	—	78,173,014
Assets	133,819,848	140,555,289	18,289,060	4,198,895	1,798,025	444,751,076	743,412,193
Liabilities	5,218,089	3,052,706	304,323	697,373	293,716	210,498,069	220,064,276
Fixed asset additions	14,273,253	7,614,861	3,127,852	311,431	159,531	472,686	25,959,614
Depreciation of fixed assets	1,874,960	1,223,081	375,340	296,316	381,081	18,361	4,169,139
Income from related companies	1,453,840	61,269	182,454	—	1,617,746	24,772,323	28,087,632

NOTE 8: “EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took on September 6, 2000.

The estimated amount of the legal action is $ 2,914,000 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the Court of Cassation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year Pesos	Depreciation					Net carrying value as of June 30, 2006 Pesos	Net carrying value as of June 30, 2005 Pesos
					Rate %	Accumulated at the beginning Of the year Pesos	Decrease of the year Pesos	Current Year Pesos	Accumulated at the end of the year Pesos
Real estate	127,920,136	32,824,733	5,691,493	155,053,376	—	—	—	—	—	155,053,376	127,920,136
Wire fences	4,815,906	145,839	181,072	4,780,673	3	1,126,302	54,868	164,774	1,236,208	3,544,465	3,689,604
Watering troughs	3,549,725	635,800	254,865	3,930,660	5	1,090,500	100,736	186,032	1,175,796	2,754,864	2,459,225
Alfalfa fields and meadows	3,265,110	1,315,392	1,282,571	3,297,931	12-25-50	2,020,885	1,199,476	684,923	1,506,332	1,791,599	1,244,225
Buildings and constructions	5,982,037	23,856,489	58,895	29,779,631	2	1,901,144	10,112	595,117	2,486,149	27,293,482	4,080,893
Machinery	9,610,388	1,126,427	142,384	10,594,431	10	6,152,583	89,329	962,294	7,025,548	3,568,883	3,457,805
Vehicles	1,520,010	880,899	91,114	2,309,795	20	870,378	65,764	389,425	1,194,039	1,115,756	649,632
Tools	193,155	6,565	1,804	197,916	10	139,216	1,173	14,210	152,253	45,663	53,939
Furniture and equipment	1,149,488	71,356	7,174	1,213,670	10	716,045	2,623	116,277	829,699	383,971	433,443
Corral and leading lanes	670,101	198,054	—	868,155	3	130,029	—	28,290	158,319	709,836	540,072
Roads	1,057,888	1,168,176	25,160	2,200,904	10	689,480	12,580	217,100	894,000	1,306,904	368,408
Facilities	11,596,648	1,058,340	39,626	12,615,362	10-20-33	4,647,034	37,474	1,214,220	5,823,780	6,791,582	6,949,614
Computer equipment	1,188,319	288,377	22,716	1,453,980	20	844,095	22,565	185,727	1,007,257	446,723	344,224
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	59,687	406,464	690,055	790,395
Feed Lot	3,871,779	72,214	23,088	3,920,905	—	1,357,519	18,471	294,012	1,633,060	2,287,845	2,514,260
Constructions in progress	10,918,842	12,481,057	14,558,266	8,841,633	—	—	—	—	—	8,841,633	10,918,842
Advances to suppliers	82,879	662,719	541,026	204,572	—	—	—	—	—	204,572	82,879
Forest Products- Posts	—	70,384	—	70,384	—	—	—	—	—	70,384	—
Forest Products raw materials	—	4,320,000	—	4,320,000	—	—	—	—	—	4,320,000	—
Improvements in third parties buildings	—	3,553,919	—	3,553,919	—	—	—	—	—	3,553,919	—

Total as of June 30, 2006	188,561,525	84,736,740	22,993,849	250,304,416		22,063,929	1,647,113	5,112,088	25,528,904	224,775,512

Total as of June 30, 2005	179,919,641	27,067,824	18,425,940	188,561,525		19,893,168	1,998,378	4,169,139	22,063,929		166,497,596

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions Of the Year Pesos	Value at the end of the year Pesos	Depreciation				Net carrying value as of June 30, 2006 Pesos	Net carrying value as of June 30, 2005 Pesos
				Accumulated at the beginning of the year Pesos	Of the Year		Accumulated at the end of the year Pesos
					Rate %	Current year Pesos
Concessions received	—	23,581,646	23,581,646	—		—	—	23,581,646	—
Development Expenses	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—
Organization Expenses	448,818	—	448,818	448,818		—	448,818	—	—
Trademarks and Patents	18,938	—	18,938	18,938		—	18,938	—	—

Total as of June 30, 2006	1,878,124	23,581,646	25,459,770	1,878,124		—	1,878,124	23,581,646	—

Total as of June 30, 2005	1,878,124	—	—	1,878,124		—	1,878,124		—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule C

Type and characteristics Of the securities	Amount	Value at June 30, 2006 Pesos	Value at June 30, 2005 Pesos	Market Value Pesos		INFORMATION ON THE ISSUER
						Principal Activity	Latest financial statements
							Capital Pesos	Income for the year Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	18,026	54,906	52,439,110	3.045934
Banco Río Special Fund in pesos		898,081	50,034
Banco Río Plazo fijo Fund in dollars		—	2,395
BankBoston 1784 Fund		246,404	—

		1,199,391	52,491,539

Notes and Convertible Bonds
Interest on IRSA Convertible Notes 2007 (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		386,779	1,078,320
Global 2010 Bonds	110,000	92,510	100,997	0.841000
Bocon Pro 1	157,647	630	630	0.003996
Nobacs	3,000,000	3,030,000	3,003,000	1.010000
Arg Discount 2033 Bonds		—	1,073,823
Raymond James – Interest of Bonds		—	20,235
Mortgage Bonds	1,327,542	1,334,180	1,706,662	1.005000

		4,844,099	6,983,667

Deposits in foreign banks in dollars		180,298	502,796

		180,298	502,796

Total current investments		6,223,788	59,978,002

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.				Unlisted		Agriculture	2,500,000	3,469,748	15,320,815
Shares	893,069	5,465,153	5,344,811
Contribution on account of future subscriptions of shares		7,865	7,865
Higher property value		11,179,150	11,179,150

		16,652,168	16,531,826

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	396,839,494	272,859,443	3.45000		Real Estate	435,448,511	96,573,198	1,485,766,104

		396,839,494	272,859,443

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	42,705	54,879,607	—	1100	(*)	Agriculture and Real Estate	875,381,000	(33,657,000)	750,747,000

		54,879,607	—

Subtotal		468,371,269	289,391,269

Other Investments
IRSA Convertible Notes 2007 (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,031,999	105,487,796
Coprolán		20,717	20,717	Unlisted

Subtotal		37,052,716	105,508,513
Goodwill
IRSA negative goodwill		(76,825,838)	(30,430,822)

Subtotal		(76,825,838)	(30,430,822)

Total non-current investments		428,598,147	364,468,960

(*)	Quotation in Brazilian Reais at 7/12/06

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value at June 30, 2006 Pesos	Value at June 30, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	386,344	68,616	(25,000)	(55,130)	374,830	386,344
Included in liabilities
Non-current law contingencies for pending lawsuits	104,198	79,695	—	—	183,893	104,198

Total at June 30, 2006	490,542	148,311	(25,000)	(55,130)	558,723

Total at June 30, 2005	450,394	84,504	(5,824)	(38,532)		490,542

(1)	Included in Financial Results.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of sales

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos		June 30, 2005 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	61,566,606	59,418,980	6,823,744	4,150,630	—	—	—	—	68,380,350		63,569,610
Crops	24,930,778	8,639,910	—	—	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	—	3,138	319,169		241,516
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	155,791	601,626	623,879	197,822	4,613,485		4,686,649

	29,654,074	14,086,026	61,729,547	59,553,850	6,906,827	4,299,120	155,791	601,626	623,879	200,960		99,070,118		78,741,582
Holding gains	—	—	2,979,122	10,162,102	(144,941)	1,460,020	13,530	—	—	—		2,847,711		11,622,122
(Gain) loss on commodities market	348,119	4,182,996	—	—	—	—	(11,004)	4,528	—	—		337,115		4,187,524
Transfer of inventories to expenses	(91,722)	(149,403)	1,063,317	350,317	—	—	(1,094,957)	(402,842)	(640,974)	—		(764,336)		(201,928)
Transfers to fixed assets and inventories	(550,208)	(988,050)	—	—	—	—	—	—	(229,139)	(120,160)		(779,347)		(1,108,210)
Transfer of unharvested crops to expenses	(29,321,671)	(25,686,399)	(474,620)	(490,716)	(1,446,101)	(795,434)	—	—	(497,765)	(517,849)		(31,740,157)		(27,490,398)
Recovery of inventories	—	—	395,903	345,908	(395,903)	(345,908)	—	—	—	—		—		—
Purchases	30,552,524	25,815,646	12,086,189	7,753,628	4,612,093	1,818,250	2,548,626	1,045,341	1,491,585	1,412,561		51,291,017		37,845,426
Operating expenses (Schedule H)	36,848,191	33,720,952	18,064,580	16,874,263	5,946,449	2,565,754	856,201	762,417	1,638,880	1,209,227		63,354,301		55,132,613

Less:
Inventories at the end of the year
Beef cattle (1)	—	—	(64,236,404)	(61,556,606)	(9,389,631)	(6,823,744)	—	—	—	—	(73,626,035)		(68,380,350)
Crops	(10,550,495)	(24,930,778)	—	—	—	—	—	—	—	—	(10,220,495)		(24,930,778)
Unharvested crops	(1,662,592)	(826,336)	—	—	—	—	—	—	—	—	(1,662,592)		(826,336)
Seeds and fodder	(478,313)	(128,575)	(168,766)	(172,941)	(123,568)	(17,653)	—	—	—	—	(770,647)		(319,169)
Materials and others	(4,142,815)	(3,768,385)	—	—	(119,865)	(65,430)	(150,085)	(155,791)	(273,377)	(623,879)	(4,686,142)	(91,295,911)	(4,613,485)	(99,070,118)

Cost of Sales (2)	50,605,092	21,327,694	31,438,868	32,819,805	5,845,360	2,094,975	2,318,102	1,855,279	2,113,089	1,560,860		92,320,511		59,658,613

(1)	Includes cattle births of the fiscal year.
(2)	Includes result of cattle production amounting Ps. 2,957,489 and Ps. 3,816,938 as of June 30, 2006 and 2005, respectively.
(2)	Includes result of grains production amounting to Ps. 2,799,938 and Ps. 10,536,449 as of June 30, 2006 and 2005, respectively.
(2)	Includes result of milk production amounting to Ps. 1,946,013 and Ps. 897,390 as of June 30, 2006 and 2005, respectively

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule G

	As of June 30, 2006				As of June 30,2005
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	U$S	7,835,857	3.046	23,868,019	U$S	4,215,034	12,000,202
Cash and banks in brazilian reais	Rs	1,524	1.289	1,964		—	—
Investments:
Mutual funds	U$S	18,026	3.046	54,906	U$S	18,419,917	52,441,505
Interest of IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	125,333	3.086	386,779	U$S	373,509	1,078,320
Deposits in local banks	U$S	—		—	U$S	—	—
Deposits in foreign banks	U$S	59,192	3.046	180,298	U$S	176,606	502,796
Trade accounts receivable:
Trade accounts receivable	U$S	14,768	3.046	44,982	U$S	354,791	1,010,091
Other receivables:
Secured by mortgage	U$S	1,148,224	3.046	3,497,490	U$S	2,886,254	8,217,166
Guarantee deposits	U$S	475,302	3.046	1,447,771	U$S	939,597	2,675,032
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Cactus Argentina S.A	U$S	4,140	3.086	12,775		—	—
Others	U$S	20,698	3.086	63,875		—	—

Non current assets
Other receivables
Secured by mortgage	U$S	2,713,488	3.046	8,265,284		—	—
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Alto Palermo S.A	U$S	189,470	3.086	584,704		—	—
IRSA Inversiones y Representaciones S.A.	U$S	48,721	3.086	150,353		—	—
Others	U$S	27,067	3.086	83,529		—	—

Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	12,000,000	3.086	37,031,999	U$S	36,538,897	105,487,796

U$S	U$S	24,680,286		75,672,764	U$S	63,904,605	183,412,908

Rs	Rs	1,524		1,964		—	—

Total Assets				75,674,728			183,412,908

Current liabilities
Trade accounts payable:
Suppliers	U$S	3,558,082	3.086	10,980,242	U$S	2,290,120	6,611,576
Interest to be accrued	U$S	(36,573)	3.086	(112,863)	U$S	—	—
Accrual for other expenses	U$S	862,487	3.086	2,661,634	U$S	607,354	2,592,869
Loans:
Local Banks	U$S	4,399,210	3.086	13,575,961		—	—
Interest of Convertible Notes 2007	U$S	107,641	3.086	332,179	U$S	164,996	476,343
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Shareholders	U$S	156,508	3.086	482,985	U$S	244,853	706,891
Directors	U$S	351	3.086	1,083	U$S	344	992

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule G (Cont.)

	As of June 30, 2006				As of June 30,2005
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Other debts:
Security transactions payable		—		—	U$S	1,448,075	4,180,593
Advances from customers		—		—	U$S	711,881	2,055,200
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
Cactus Feeders		—		—		—	—
Non-current liabilities
Trade accounts payable:
Accrual for other expenses	U$S	270,671	3.086	835,292		—	—

Loans:
Foreign Banks	U$S	6,600,000	3.086	20,367,600	U$S	—	—
Convertible Notes 2007	U$S	10,306,022	3.086	31,804,384	U$S	15,869,642	45,815,657
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	14,984,838	3.086	46,243,210	U$S	24,223,922	69,934,463
Directors	U$S	33,600	3.086	103,690	U$S	33,980	98,100

Total Liabilities	U$S	41,242,837		127,275,397	U$S	45,595,167	132,472,684

U$S - US dollars

RS – Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule H

	Total as of June 30, 2006 Pesos	Operating Expenses						Expenses		Total as of June 30, 2005 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors´ fees	248,124	—	—	—	—	—	—	—	248,124	116,591
Fees and payments for services	4,427,745	621,627	162,196	264,496	114,382	—	80,553	—	3,806,118	1,724,405
Salaries and wages	9,522,422	4,960,388	1,228,045	2,161,366	753,893	—	817,084	109,943	4,452,091	7,329,787
Social security taxes	1,659,768	850,527	407,643	243,945	43,304	—	155,635	20,942	788,299	1,234,313
Taxes, rates and contributions	1,563,565	633,028	430,052	108,217	67,906	—	26,853	686,731	243,806	1,304,727
Office and administrative expenses	1,136,922	224,631	—	9,852	—	—	214,779	2,305	909,986	776,848
Bank commissions and expenses	33,725	33,725	9,646	7,087	559	—	16,433	—	—	35,715
Depreciation of fixed assets	5,112,088	4,775,453	2,448,568	1,354,933	587,365	279,312	105,275	—	336,635	4,169,139
Vehicle and traveling expenses	1,002,336	669,800	304,550	286,484	22,630	—	56,136	14,729	317,807	749,540
Spare parts and repairs	1,922,383	1,913,072	1,185,434	584,805	142,833	—	—	—	9,311	1,487,293
Insurance	288,360	67,222	32,063	24,361	1,561	—	9,237	—	221,138	276,137
Benefits to Employees	493,395	300,808	97,384	169,551	11,527	—	22,346	—	192,587	507,776
Livestock expenses (1)	13,364,810	12,549,500	—	12,549,500	—	—	—	815,310	—	13,316,510
Dairy farm expenses (2)	4,178,375	4,178,375	—	—	4,178,375	—	—	—	—	1,507,746
Agricultural expenses (3)	38,357,299	29,985,388	29,985,388	—	—	—	—	8,371,911	—	33,056,177
Feed lot expenses	576,889	576,889	—	—	—	576,889	—	—	—	480,912
Silo expenses	87,691	87,691	87,691	—	—	—	—	—	—	161,550
Coal expenses	202	—	—	—	—	—	—	202	—	—
ACER expenses	66,178	66,178	—	—	—	—	66,178	—	—	—
FyO expenses	75,524	8,250	—	—	—	—	8,250	67,274	—	72,834
General expenses	894,407	851,749	469,531	299,983	22,114	—	60,121	8,253	34,405	691,533

Total as of June 30, 2006	85,012,208	63,354,301	36,848,191	18,064,580	5,946,449	856,201	1,638,880	10,097,600	11,560,307

Total as of June 30, 2005		55,132,613	33,720,952	16,874,263	2,565,754	762,417	1,209,227	6,595,641	7,271,279	68,999,533

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2006 and 2005

	June 30,2006 (Notes 1 and 2) Pesos	June 30,2005 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	24,600,563	13,807,272
Investments (Note 8.b.)	4,899,005	59,425,172
Trade accounts receivable (Note 8.c.)	8,449,745	9,406,400
Other receivables (Note 8.d.)	21,265,678	21,353,798
Inventories (Note 8.e.)	27,227,281	43,647,216

Total Current Assets	86,442,272	147,639,858

Non-Current Assets
Other receivables (Note 8.d.)	39,575,208	6,404,092
Inventories (Note 8.e.)	59,330,235	48,743,639
Investments on controlled and related companies (Note 8.b.)	489,669,438	306,089,140
Other investments (Note 8.b.)	37,052,716	105,508,513
Fixed assets, net (Schedule A)	208,071,858	158,082,019
Intangible assets, net (Schedule B)	21,910,761	—

Subtotal Non-Current Assets	855,610,216	624,827,403

Goodwill (Note 8.b.)	(76,825,838)	(30,430,822)

Total Non-Current Assets	778,784,378	594,396,581

Total Assets	865,226,650	742,036,439

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	23,927,124	16,993,710
Loans (Note 8.g.)	66,421,573	11,499,782
Salaries and social security payable (Note 8.h.)	1,930,617	1,564,647
Taxes payable (Note 8.i.)	2,921,376	20,041,396
Other debts (Note 8.j.)	3,284,656	16,104,211

Total Debts	98,485,346	66,203,746

Total Current Liabilities	98,485,346	66,203,746

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	835,292	—
Loans (Note 8.g.)	98,096,955	114,693,553
Taxes payable (Note 8.i.)	41,874,123	37,987,388
Other debts (Note 8.j.)	—	14,911
Provisions (Schedule E)	69,343	65,871

Total Non-Current Liabilities	140,875,713	152,761,723

Total liabilities	239,361,059	218,965,469

Transitory conversion differences	(6,650,419)	—

SHAREHOLDERS’ EQUITY	632,516,010	523,070,970

Total Liabilities and Shareholders’ Equity	865,226,650	742,036,439

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang First Vice-President acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

	June 30, 2006 (Notes 1 and 2) Pesos	June 30, 2005 (Notes 1 and 2) Pesos
Sales
Crops	61,659,566	30,893,216
Beef cattle	27,250,748	35,351,013
Milk	7,892,462	3,463,144
Other	3,145,231	3,246,817

Total Sales	99,948,007	72,954,190

Cost of sales (Schedule F)
Crops	(50,688,625)	(21,327,694)
Beef cattle	(23,916,700)	(32,061,186)
Milk	(5,845,360)	(2,094,975)
Other	(8,922)	(970)

Total cost of sale	(80,459,607)	(55,484,825)

Gross profit	19,488,400	17,469,365

Selling expenses (Schedule H)	(9,658,616)	(6,332,847)
Administrative expenses (Schedule H)	(10,524,558)	(6,589,791)
Net gain on sale of farms	9,872,997	19,931,092
Gain from inventory holding (Schedule F)	2,462,286	10,880,768

Operating income	11,640,509	35,358,587

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	11,470,826	(6,070,727)
Interest income	631,110	537,459
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	7,123,844	9,965,370
Doubtful accounts	(18,616)	(7,679)
Tax on banking debits and credits	(1,774,639)	(1,381,771)
Holding result and operations security stock:
Gain on sale of Negotiable Notes	14,872,000	68,754,172
Others	2,010,198	657,402

	34,314,723	72,454,226

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(8,330,855)	(9,609,672)
Others	(3,859,420)	(1,929,519)
Exchange differences and discounts	(9,252,480)	3,150,603

	(21,442,755)	(8,388,588)

Other income and expenses, net:
Gains from other fixed assets sales	98,604	39,653
Donations	(1,600,000)	(1,900,000)
Shareholders’ Personal asset tax and miscellaneous	(1,797,940)	(3,193,811)

	(3,299,336)	(5,054,158)

Income from controlled and related companies	21,276,240	28,486,941
Management fee (Note 5)	(3,836,470)	(8,533,213)

Net Income before income tax	38,652,911	114,323,795

Income tax expense (Note 6)	(5,769,635)	(37,524,877)

Net income for the year	32,883,276	76,798,918

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

First Vice-President

acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005 (Notes 1 and 2)

Items	Shareholders’ contributions				Retained earnings	Retained earnings Pesos	Total as of June 30, 2006 Pesos	Total as of June 30, 2005 Pesos
	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal reserve Pesos
	Common stock Pesos

Balances at the beginning of the fiscal year	162,784,579	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480	523,070,970	465,168,196
Subscription of incentive plan (Note 13)	—	—	—	—	—	—	—	240,000
Conversion of Notes in common stock (Note 14)	29,151,389	—	15,957,556	45,108,945	—	—	45,108,945	8,857,011
Exercise of Warrants (Note 14)	28,668,581	—	24,918,614	53,587,195	—		53,587,195	10,919,379
Shareholders meeting held on 11.29.05:
Legal Reserve	—	—	—	—	3,839,946	(3,839,946)	—	—
Cash dividends	—	—	—	—	—	(10,000,000)	(10,000,000)	(3,000,000)
Related companies Law 19,550 Section 33:
Futuros y Opciones.Com S.A.				—			—	600,000
IRSA (Note 14)	—	—	(12,134,376)	(12,134,376)	—	—	(12,134,376)	(36,512,534)
Net income for the year	—	—	—	—	—	32,883,276	32,883,276	76,798,918

Balances as of June 30, 2006	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	127,243,810	632,516,010

Balances as of June 30, 2005	162,784,579	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480		523,070,970

(1)	See notes 2 p and 14

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

First Vice-President

acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flows

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

	June 30, 2006 (Notes 1 and 2) Pesos	June 30, 2005 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	66,248,777	12,527,042
Cash and cash equivalents at the end of the year	24,655,469	66,248,777

Net (decrease) increase in cash and cash equivalents	(41,593,308)	53,721,735

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	32,883,276	76,798,918
Accrued interest during the year	10,292,047	11,010,444
Income tax	5,769,635	37,524,877

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(21,276,240)	(28,486,941)
Increase in allowances , provisions and accruals	10,801,795	14,738,770
Depreciation	4,558,794	3,614,237
Gain from inventory holdings	(2,462,286)	(10,880,768)
Financial results	(6,663,008)	(9,594,906)
Result of sales of permanent investment	(14,872,000)	(68,754,172)
Gain from sale of fixed assets	(9,971,601)	(19,970,745)

Changes in operating assets and liabilities
Decrease in current investments	7,262,688	4,101,258
Decrease (Increase) in trade accounts receivable	975,271	(5,842,283)
Increase in other receivables	(30,294,138)	(1,835,726)
Increase (Decrease) in inventories	7,516,278	(7,305,500)
Decrease in social security payable & taxes payable and advances to customers	(18,636,950)	(6,146,006)
Decrease in trade accounts payable	(6,375,773)	(474,066)
Dividends collected	1,108,923	1,653,096
Decrease in other debts	1,901,657	(294,158)

Cash flows applied to operating activities	(27,481,632)	(10,143,671)

Investment activities
Decrease in non-current investments	—	93,528,147
Increase in interest in related companies	(64,467,731)	(34,517,910)
Acquisition and upgrading of fixed assets	(52,846,187)	(25,288,520)
Collections of receivables from sale of fixed assets	5,736,964	1,127,138
Sale of fixed assets	5,581,839	28,225,094
Addition in intangible assets	(187,100)	—

Cash flows (applied to) provided by investment activities	(106,182,215)	63,073,949

Financing activities
Exercise of Warrants	53,587,195	10,919,379
Dividends paid	(10,000,000)	(3,000,000)
Subscription of incentive plan	—	240,000
Increase in financial loans	83,957,134	44,356,365
Decrease in financial loans	(18,959,790)	(51,724,287)
Decrease in others liabilities	(16,514,000)	—

Cash flows provided by financing activities	92,070,539	791,457

Net (decrease) increase in cash and cash equivalents	(41,593,308)	53,721,735

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	779,347	1,108,210
Increase in interest in related companies through a decrease of non-current investment	66,338,239	—
Increase in other receivables by sale of fixed assets	8,572,080	7,993,317
Repayment of financial loans through issue of stock by exercise of conversion right	45,108,945	8,857,011
Increase in interest in related companies by a decrease in other receivables	—	1,040,575
Third parties transactions in shareholder`s equity with effect in paid-in capital	—	35,912,534
Increase in fixed assets due to an increase in other debts	7,160,617	—
Decrease in other debts through a decrease in fixed assets	2,055,200	—
Increase in intangible assets by a decrease in non-current investment	21,723,661	—

Complementary information
Interest paid	10,236,569	4,650,992
Income tax paid	33,215,233	244,857

Saúl Zang

First Vice-President

acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the F.A.C.P.C.E., as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the C.N.V.

b.	New Accounting Standards

The C.P.C.E.C.A.B.A. enacted the following technical resolutions: No. 16: “Conceptual regime for professional accounting regulations”; No. 17: “Professional accounting regulations: development of matters of general application”, No. 18: “Professional accounting regulations: development of some matters of particular application” and No. 19 “ Modifications to technical resolutions No. 6, 8, 9, 11 and 14” and No. 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for periods initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The C.N.V., through Resolution No. 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The last changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their fair value and the valuation of receivables and payables with no stated rate at their discounted value.

On February 19, 2003, the C.P.C.E.C.A.B.A., enacted Technical Resolution No. 21 “Proportional value- consolidation of financial statements- information to provide on related parties” through Resolution M.D. No. 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, the C.N.V. has adopted such Technical Resolution, through Resolution No. 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

On January 12, 2005, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005 effective for fiscal years starting as from July 1, 2005. The C.N.V. adopted such Technical Resolution through its Resolution No. 485 of December 29, 2005, effective for complete or interim periods of fiscal years commencing as from January 1, 2006. In accordance with the Company´s evaluation, the application of such resolution will not produce an impact with respect to the valuation of biological assets and it represents an improvement in the exposure. To such extent, the results of cattle, grains and milk productions are shown in these financial statements in Schedule F.

On August 10, 2005, the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.) through its Resolution CD 93/2005 approved the consolidation of the professional accounting principles of its jurisdiction with those issued by the Argentine Federation of Professional Councils in Economic Sciences.

For the purpose of such Resolution, the issuance of reports from Certified Public Accountants on Financial Statements, Audit Standards, Statutory Audit Committee Standards and Professional Accounting Principles which are to be applied on a mandatory basis in the City of Buenos Aires, are contained in:

a)	Technical Resolutions 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21 and 22 of the Argentine Federation of Professional Councils in Economic Sciences including the changes therein made by such entity up to April 1, 2005;

b)	Resolution No. 287/03 of the Governing Body of such Federation;

c)	Other interpretations of the accounting and audit standards 1, 2, 3 and 4 of such Federation with the changes therein made by such entity up to April 1, 2005

The above-mentioned standards will become effective for complete or interim periods of fiscal years commencing as from January 1, 2006 their anticipated application being admitted, and will substitute those standards contained in Resolutions CD No. 87/2003 and MD No. 1/2005 of the Professional Council of Economic Sciences of the City of Buenos Aires.

On December 29, 2005, through Resolutions 485 and 487, the National Securities Commission (CNV) adopted with certain changes the standards of the C.P.C.E.C.A.B.A. The standards adopted will become effective for the Company on July 1, 2006 (date of beginning of the next fiscal period). The principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company´s criteria. The adjustment for inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company has decided to maintain this accounting criteria.

Under the dispositions of Resolution 487 of the National Securities Commission (CNV) and according to the Company decision, informed to the CNV by note of March 31, 2006, of including the quantification in a note to the financial statements, we inform that the amount is $ 68,131,533 as of closing of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the C.P.C.E.C.A.B.A., which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the F.A.C.P.C.E., as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Power issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency.

Therefore, in accordance with Resolution No. 441 issued by the C.N.V. on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the C.P.C.E.C.A.B.A., by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of June 30, 2006, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above mentioned, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power money until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the above-mentioned restatement of comparative information.

d.	Comparative Information

For comparison purposes certain, reclassifications have been made as of June 30, 2005.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, depreciation, impairment of current and non-current assets, income taxes, deferred liabilities and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), and dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops and dollars have been recognized under net income of the fiscal year under Cost of sales and under Financial Results in the Income Statement, respectively. The comparative information includes transactions with metals.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Other receivables and payables in foreign currency have been valued at their amount in such currency at the year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the fiscal year, net of estimated selling expenses.

The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

Holding gain on cattle was calculated as the price difference of the heifer kilogram between stocks at beginning and closing of the fiscal year.

Production of cattle is shown in Schedule F, as mentioned in Note 1.b).

2.	Crops: at their quoted market value at the end of the fiscal year, less estimated sale expenses.

The cost of cereals includes the holding gain of grains.

Production of cereal is shown in Schedule F, as mentioned in Note 1.b.)

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the date of these financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the fiscal year.

k.	Long term investments in other companies

1. Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE	2: (Continued)

Interests in subsidiaries and affiliates at June 30, 2006 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	26.71
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note12.b)	7.31

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A. in proportional consolidation of 50% at June 30, 2006 and 2005 are presented as complementary information.

2. Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Depreciation is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

Comparative Information

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which also restated as of that date (Note 1.c).

Depreciation was calculated in accordance with the estimated useful life, which was 5 years and has been classified under Gain from controlled and related companies in the statement of income. As of June 30, 2006 the above mentioned goodwill is fully amortized.

3. Other Investments

-	Investments in debt securities

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

IRSA’s Convertible Bonds were valued taking into account the face value at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the fiscal year of addition.

-	The carrying value

The carrying value of fixed assets does not exceed their recoverable value at the end of the fiscal year.

m.	Intangible assets

The right of concession (higher value paid) for the acquisition of the wholly owned company Agropecuaria Cervera S.A. (ACER) has been valued at cost value, which was calculated as the difference between the value paid for such investment and the estimated current value of the incorporated assets.

The amortizations of the right of concession of ACER will be calculated according to the duration of the project (Note 12a), which is 35 year term with the option of 29 additional years. The project´s right of concession will be amortized as from its starting.

n.	Transitory Conversion Differences

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from brazilian reais to pesos.

o.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the fiscal year are recorded at their historical values.

p.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

q.	Results for the fiscal year

Charges for assets consumed are calculated considering the values of the assets.

Holding gain and loans of livestock are disclosed in one line in the Income Statement and in Schedule F and are calculated as explained in note 2.j.1.

Cost of sale is calculated by inventory difference and the results of cattle, corns and milk productions are disclosed in Schedule F (see notes 2.j.1 and 2.j.2).

The remaining results for the fiscal year are disclosed in the paid cost.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

r.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

s.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

t.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) – Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006-	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581

Common and treasury stock at June 30, 2006	220,604,549	220,604,549	220,604,549

As of June 30, 2006, the capital authorized to be publicly offered is formed of 220,604,549 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	1,500	—			1,523

Sell
Corn	10,100	199,361			13,281
Soybean	21,900	667,074			(49,924)
U$S					(143,608	)(a)

Options
Purchase Call
Corn	30,099		374,963	195,970	(178,993)
Soybean	16,320		329,501	269,419	(60,082)

Sell Call
Corn	14,986	—	(155,041)	(58,404)	96,637
Soybean	18,844	22,090	(216,753)	(177,491)	39,262
Wheat	6,800	—	(197,990)	(214,051)	(16,061)

Purchase Put
Corn	14,280	(5,324)	150,351	124,763	(25,588)
Soybean	2,500	(2,376)	54,067	27,871	(26,196)
Wheat	6,800	—	147,731	110,355	(37,376)

Sell Put
Corn	14,986	—	(180,628)	(293,238)	(112,610)

Total	159,115	880,825	306,201	(14,806)	(499,735)

(a)	Corresponds to a future of 8,066,542 dollars composed of: (i)U$S 5,048,886 with Bank Río de la Plata due on 09/04/2006 and, (ii) U$S 3,017,656 with BankBoston due on 12/11/2006. The loss generated as of June 30, 2006 is included in financial results of the income statement.

Crops:

As of June 30, 2006 and 2005 the Company charged to income Ps. 348,119 (loss) and Ps. 4,182,996 (loss), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of crops in a line of Schedule F.

At June 30, 2005 the Company had arranged futures and options on the Forward Market as follows:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

Cereal	Tons/ Ounces	Margin deposited or collected Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Wheat	6,800	—			13,252
Metals-Silver	175,000	—			89,307

Sell
Corn	36,150	88,304			117,970
Soybean	27,300	767,115			74,141
Wheat	6,800	—			(17,013)
Options
Purchase Call
Corn	31,750		394,213	116,466	(277,477)

Sell Call
Corn	20,955	—	(336,873)	(226,839)	110,034
Soybean	17,300	860	(420,876)	(279,011)	141,865

Purchase Put
Corn	14,605	—	302,827	342,051	39,224
Soybean	12,700	(445,259)	404,964	538,881	133,917

Sell Put
Corn	31,750	—	(340,456)	(537,534)	(197,078)
Soybean	2,400	8,701	(36,210)	(10,866)	25,344

Total	383,510	419,721	(32,411)	(56,852)	253,216

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5: (Continued)

The financial statements as of June 30, 2006 and 2005 include a charge in the Statement of Income of Ps. 3,836,470 and Ps. 8,553,213 and a provision of Ps. 3,073,949 and Ps. 8,239,263 respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of June 30, 2006:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial Balance	2,367,216	494,355	2,861,571
Income Tax expense	(474,148)	(348,920)	(823,067)
Closing Balance	1,893,068	145,435	2,038,504

-	Deferred liabilities as of June 30, 2006:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,010)	(14,240,940)	(2,730,109)	(1,272,182)	9,282	(40,848,959)
Income Tax expense	(4,505,271)	(1,996,652)	2,730,109	717,428	(9,282)	(3,063,668)
Closing Balance	(27,120,281)	(16,237,592)	—	(554,754)	—	(43,912,627)

As of June 30, 2006, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 41,874,123.

Below is a conciliation between the Income Tax expensed and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2006	June 30, 2005
Net Income before income tax	38,652,911	114,323,795
Tax rate	35%	35%

Net income at tax rates:	13,528,519	40,013,328
Permanent differences at tax rate:
Restatement into constant currency	1,461,396	2,066,405
Penalties	1,050	159
Donations	413,896	258,946
Amortization FYO Goodwill	—	111,286
Gain from purchase and sale of stock	—	2,398,665
Loss from controlled and related companies	(7,446,684)	(9,970,429)
Personal asset tax	622,933	1,157,197
Conversion of notes in common stock	(2,730,109)	1,509,585
Miscellaneous permanent differences	(81,366)	(20,265)

Income tax expense	5,769,635	37,524,877

During this year the Income Tax rate was 35%.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTA 6: (Continued)

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 1,893,068 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2003	1,730,214	2008
2005	162,854	2010

-	Deferred assets as of June 30, 2005:

	Cumulative tax loss carryforwards	Provisions	Others	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Income Tax expense	142,567	(20)	493,164	635,711
Closing Balance	2,367,216	—	494,355	2,861,571

-	Deferred liabilities as of June 30, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	—	(27,358,430)
Income Tax expense	(9,092,849)	(2,695,482)	(1,509,120)	(202,360)	9,282	(13,490,529)
Closing Balance	(22,615,010)	(14,240,940)	(2,730,109)	(1,272,182)	9,282	(40,848,959)

As of June 30, 2005, the net liability related to the schedule detailed is an amount of Ps. 37,987,388.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW N° 19,550 SECTION 33 AND RELATED PARTIES

a. Balances at June 30, 2006 and 2005 with Subsidiaries, related companies and related parties:

	June 30, 2006	June 30, 2005
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (U$S)	386,779	1,078,320
Non-Current Investments
-Convertible Bonds 2007-IRSA (U$S)	37,031,999	105,487,796
Current other receivables	—	—
Non-current other receivables	150,353	—
Current Trade accounts payable	34,127	43,822

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	38,990	30,814
Non-current other receivables	1,290,553	—
Current trade accounts payable	—	—
Current Other debts	—	1,605,463
Non-Current Other debts	—	14,911

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	1,141,179	897,389
Current Other receivables	23,603	23,603
Current Other debts	—	—

Cactus Argentina S.A.(3)
Current Trade accounts receivable	—	785,849
Current Other receivables	383,303	332,209
Non-current other receivables	16,706	—
Current Trade accounts payable	962,706	—

Agro-Uranga S.A.(3)
Current Other receivables	39,993	39,993

Fundación IRSA (4)
Current Trade accounts payable	2,200,000	1,900,000

Inversora Bolívar (4)
Current Trade accounts payable	42,092	5,445

Alto Palermo S.A.(4)
Non-current other receivables	584,704	—
Current Trade accounts payable	35,620	193,053

Alto City com (4)
Current Trade Payable	298	—

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (4)
Current Trade accounts receivable	559,088	—

Agropecuaria Cervera S.A (4)
Current other receivables	5,512	—
Non- current other receivables	2,501,462	—

Consultores Asset Management S.A.(4)
Management Fees	3,473,063	8,239,263

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	83,385	29,397

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	45,262	21,092

Directors (4)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	1,083	992
Non Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	103,690	98,100
Other current debts	46,800	3,393

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: (Continued)

	June 30, 2006	June 30, 2005
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Shareholders	482,985	706,891
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Shareholders	46,243,210	69,934,463

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: (Continued)

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the fiscal years ended at June 30, 2006 and 2005.

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2006	—	(3,375,552)	—	—	—	—	—	—
	2005	—	(5,736,227)	—	—	—	—	—	—
Agro-Uranga S.A.	2006	—	—	—	—	—	—	—	28,001
	2005	—	—	—	—	—	—	—	106,780
Alto Palermo S.A.	2006	(630,251)	—	—	—	—	—	—	—
	2005	(172,620)	—	—	—	—	—	—	—
Consultores Asset Management S.A.	2006	—	—	—	(3,880,316)	—	—	—	—
	2005	—	—	—	(8,533,213)	—	—	—	—
Cactus Argentina S.A.	2006	—	—	—	—	(3,479,881)	30,061	141,840	8,879
	2005	—	—	—	—	(4,619,227)	23,740	151,760	30,792
Directors	2006	—	(6,157)	(361,973)	(248,124)	—	—	—	—
	2005	—	(8,046)	(332,446)	(116,591)	—	13,772	—	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	(272,835)	—	—	—	—
	2005	—	—	—	(163,925)	—	—	—	—
Fundación IRSA	2006	—	—	—	—	—	—	—	1,600,000
	2005	—	—	—	—	—	—	—	1,900,000
Futuros y opciones.Com S.A.	2006	—	—	—	—	—	—	164,400	(82,721)
	2005	—	—	—	—	—	—	38,400	(6,463)
Inversiones Ganaderas S.A.	2006	—	(121,134)	—	—	—	61,359	116,728	(263,568)
	2005	—	(103,349)	—	—	—	—	81,518	132,569
Agropecuaria Cervera S.A.	2006	—	—	—	—	—	29,255	—	—
	2005	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2006	—	—	—	—	—	—	—	(115,198)
	2005	—	—	—	—	—	—	—	(105,358)
IRSA Inversiones y Representaciones S.A.	2006	(14,681)	—	—	—	—	7,123,844	—	—
	2005	(129,129)	—	—	—	—	9,965,370	—	—
Credits to employees	2006	—	—	—	—	—	4,566	—	—
	2005	—	—	—	—	—	15,629	—	—
Senior Management	2006	—	—	(1,213,246)	—	—	—	—	—
	2005	—	—	(925,813)	—	—	—	—	—

Total 2006		(644,932)	(3,502,843)	(1,575,219)	(4,401,275)	(3,479,881)	7,249,085	422,968	1,175,393

Total 2005		(301,749)	(5,847,622)	(1,258,259)	(8,813,729)	(4,619,227)	10,018,511	271,678	2,058,320

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a.	Cash and banks

	June 30, 2006 Pesos	June 30, 2005 Pesos
Cash	39,334	25,360
Foreign currency (Schedule G)	91,649	74,354
Local currency checking account	482,584	1,728,632
Foreign currency checking account (Schedule G)	23,728,848	3,854,669
Local currency saving account	106,504	17,505
Foreign currency saving account (Schedule G)	6,367	8,026,165
Checks to be deposited	145,277	80,587

	24,600,563	13,807,272

b.	Investments and Goodwill

	June 30, 2006 Pesos	June 30, 2005 Pesos
Investment
Investment (Schedule C and G)	4,899,005	59,425,172

	4,899,005	59,425,172

Investment
Investment on controlled and related companies (Note 17, 19 and Schedule C)	489,669,438	306,089,140

	489,669,438	306,089,140

Other investments
Other investments (Schedule C and G)	37,052,716	105,508,513

	37,052,716	105,508,513

Goodwill
Goodwill (Schedule C)	(76,825,838)	(30,430,822)

	(76,825,838)	(30,430,822)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accounts receivable in local currency	7,641,236	7,099,969
Less:
Allowance for doubtful accounts (Schedule E)	(374,830)	(356,214)
Accounts receivable in foreign currency (Schedule G)	3,170	948,593
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	38,990	30,814
Futuros y Opciones.Com S.A.	1,141,179	897,389
Cactus Argentina S.A.	—	785,849

	8,449,745	9,406,400

d.	Other receivables

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Prepaid leases	8,836,242	6,512,492
Income tax credit and advances (net of accrual) (1)	3,880,156	—
Guarantee deposits and premiums (Schedule G)	1,434,978	2,675,032
Secured by mortgage (Schedule G)	3,497,490	8,217,166
Prepaid expenses	298,282	2,045,319
Tax prepayments (net of accruals)	2,023,789	1,063,379
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.(Schedule G)	383,303	332,209
Futuros y Opciones.Com S.A.	23,603	23,603
Agropecuaria Cervera S.A.	5,512	—
Agro-Uranga S.A.	39,993	39,993
BrasilAgro Compnhia Brasileira de Propiedades Agrícolas	559,088	—
Credits to employees	83,385	29,397
Others (Schedule G)	199,857	415,208

	21,265,678	21,353,798

Non-current
Secured by mortgage (Schedule G)	8,265,284	—
Income tax prepayments and others	24,351,881	6,328,177
Minimum Presumed Income Tax	2,316,812	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,290,553	—
Cactus Argentina S.A.	16,706	—
Agropecuaria Cervera S.A	2,501,462	—
Alto Palermo S.A. (Schedule G)	584,704	—
IRSA Inversiones y representaciones S.A (Schedule G)	150,353	—
Prepaid leases	13,924	75,915
Others (Schedule G)	83,529	—

	39,575,208	6,404,092

(1)	Accrual for income tax amounts to Ps 1,732,540 as of June 30, 2006. Comparative figures are presented in Taxes Payable.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	June 30,	June 30,
	2006	2005
	Pesos	Pesos
Current
Livestock	9,505,196	13,099,574
Crops	10,550,495	24,930,778
Unharvested crops	1,662,592	826,336
Seeds and fodder	770,647	319,169
Materials and others	4,389,704	4,024,658
Advances to suppliers	348,647	446,701

	27,227,281	43,647,216

Non-Current
Livestock	59,330,235	48,743,639

	59,330,235	48,743,639

f.	Trade accounts payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Suppliers in local currency	4,767,504	3,292,862
Suppliers in foreign currency (Schedule G and Note 11) (1)	10,913,582	6,580,931
Interest to be accrued (Schedule G) (2)	(112,863)	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	42,092	5,445
Alto Palermo S.A.	35,620	193,053
Alto City.Com S.A	298	—
IRSA Inversiones y Representaciones S.A.	34,127	43,822
Cactus Argentina S.A.	962,706	—
Estudio Zang, Bergel & Viñes	45,262	21,092
Fundación IRSA	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	4,993,069	4,906,044
Accrual for cereal expenses	45,727	50,461

	23,927,124	16,993,710

Non-Current
Accrual for other expenses (Schedule G)	835,292	—

	835,292	—

(1)	Includes as of June 30, 2006 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

g.	Loans

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Local financial loans (Note 17)	65,605,326	10,315,556
Convertible Bonds 2007 Interest payable (Schedule G)	332,179	476,343
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	482,985	706,891
Directors	1,083	992

	66,421,573	11,499,782

Non-Current
Foreign Financial Loans (Note 17, 19 and Schedule G)	20,367,600	—
Convertible Bonds 2007 (Schedule G)	31,804,384	45,815,657
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	46,243,210	69,934,463
Directors	103,690	98,100
Convertible Bonds 2007 expenses	(421,929)	(1,154,667)

	98,096,955	114,693,553

h.	Salaries and social security payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accrual for Vacation and statutory annual bonus	1,653,322	1,288,720
Social security taxes payable	210,397	185,771
Salaries payable	36,479	79,095
Health care payable	20,371	5,129
Others	10,048	5,932

	1,930,617	1,564,647

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

i.	Taxes payable

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Accrual for income tax	15,346	24,772,007
Advances to Income tax	—	(5,148,500)
Minimum Presumed Income Tax (Note 2.s)	2,316,812	—
Property tax payable	228,778	80,510
Taxes withheld for income tax	109,980	95,772
Gross sale tax payable	18,218	204,677
Taxes withheld-Value Added Tax	231,654	36,248
Others (1)	588	682

	2,921,376	20,041,396

Non-Current
Deferred tax	41,874,123	37,987,388

	41,874,123	37,987,388

(1)	Includes shareholders personal assets tax.

j.	Other debts

	June 30, 2006 Pesos	June 30, 2005 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593
Advances from customers in foreign currency (Schedule G)	—	2,055,200
Management fees accrual (Note 5)	3,073,949	8,239,263
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	1,605,463
Directors	46,800	3,393
Others	163,907	20,299

	3,284,656	16,104,211

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	14,911

	—	14,911

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
4th quarter 2005/2004 financial period	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	9,406,400	—	9,516,252
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	781,889
3rd quarter 2006/2005 financial period	—	—	—	—	—	4,108,583
4th quarter 2006/2005 financial period	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	8,449,745	—	6,018,833	—
2nd quarter 2007/2006 financial period	386,779	—	—	—	335,871	—
3rd quarter 2007/2006 financial period	—	—	—	—	4,643,977	—
4th quarter 2007/2006 financial period	—	—	—	—	335,871	—
1st quarter 2008/2007 financial period	—	—	—	—	2,173,309	—
2nd quarter 2008/2007 financial period	37,031,999	105,487,796	—	—	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	427,951	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—
1st quarter 2009/2008 financial period	—	—	—	—	2,173,309	—
2nd quarter 2009/2008 financial period	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	1,745,358	—
1st quarter 2011/2010 financial period	—	—	—	—	1,745,357	—
Overdue	—	—	—	—	—	—
With no stated current term	4,512,226	58,346,852	—	—	9,931,126	6,947,074
With no stated non-current term	20,717	20,717	—	—	31,309,924	6,404,092

Total	41,951,721	164,933,685	8,449,745	9,406,400	60,840,886	27,757,890

b) Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current investment		Trade accounts receivable		Other receivables
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
At fixed interest rate	37,031,999	105,487,796	—	—	11,237,071	8,197,487
At variable interest rate	4,512,226	58,346,852	—	—	4,270,361	2,314,696
Non-interest bearing	407,496	1,099,037	8,449,745	9,406,400	45,333,454	17,245,707

Total	41,951,721	164,933,685	8,449,745	9,406,400	60,840,886	27,757,890

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a) Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	12,685,710	—	10,315,556	—	1,564,647	—	417,889	—	14,498,748	—	—
2nd quarter 2006/2005 financial period	—	4,308,000	—	1,184,226	—	—	—	19,623,507	—	1,605,463	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	23,927,124	—	13,935,806	—	1,699,565	—	589,218	—	112,870	—	—	—
2nd quarter 2007/2006 financial period	—	—	816,247	—	231,052	—	2,332,158	—	97,837	14,911	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	3,073,949	—	—	—
2nd quarter 2007/2008 financial period	—	—	77,729,355	114,693,553	—	—	—	—	—	—	—	—
2nd quarter 2008/2009 financial period	—	—	20,367,600	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	51,669,520	—	—	—	—	—	—	—	—	—
With no stated non-current term	835,292	—	—	—	—	—	41,874,123	37,987,388	—	—	69,343	65,871

Total	24,762,416	16,993,710	164,518,528	126,193,335	1,930,617	1,564,647	44,795,499	58,028,784	3,284,656	16,119,122	69,343	65,871

b) Liabilities classified according to their interest rate (in pesos)

Interest rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
At fixed interest rate	6,720,357	—	164,124,210	126,163,776	—	—	—	—	—	1,558,734	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	18,042,059	16,993,710	394,318	29,559	1,930,617	1,564,647	44,795,499	58,028,784	3,284,656	14,560,388	69,343	65,871

Total	24,762,416	16,993,710	164,518,528	126,193,335	1,930,617	1,564,647	44,795,499	58,028,784	3,284,656	16,119,122	69,343	65,871

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The agreed sale price was U$S 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was U$S 16,000,000. This purchase generated a debt of U$S 6,500,000 of which U$S 4,000,000 and U$S 720,000 were paid on December 14, 2005 and September 1, 2006, respectively.

NOTE 12: INVESTMENTS IN COMPANIES

a) Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

As consideration for the exchange referred to above, the actions that follow were effected:

•	Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•	The Company paid the amount of pesos Nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (U$S 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12 (continued):

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions.

As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reales, equivalent to 432,000 common registered shares of 1,000 Reales per share of BrasilAgro.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12 (continued):

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe). As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

In order to finance the investment in Brazil, on May 2, 2006, Cresud S.A.C.I.F. y A. obtained a U$S 8 million loan from Credit Suisse, for a 30 months term accruing interest at the three months LIBOR rate plus 375 basic points. This loan had been initially secured by means of a swap operation with Convertible Negotiable Obligations of IRSA in a total amount of US$ 10 million, which were later replaced by 1,834,860 ADRs of IRSA plus an amount in US dollars that fluctuates according to IRSA´s share price. As of June 30, 2006, the amount of US$ 1.4 million had been deposit to such purpose.

In addition, to complete its investment, Cresud used short-term loans and own funds (Note 19)

This transaction has a distinctive feature such being the most eloquent expression of our Group returning to the capitals market with the purpose of newly expanding our business and of diversifying our portfolio on an international basis.

As of June 30, 2006, the Company has not registered any value for the holding of such options.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps.1 (one peso) par value, plus interest accrued as from actual exercise at a six-month LIBOR rate per annum.

In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers.

The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps.1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps.1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14: ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to U$S 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

b)	The issuance of convertible bonds into company’s common stock, for a total amount of U$S 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to U$S 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is U$S 0.5078 stocks (U$S 5.0775 ADS), while the Warrant price is U$S 0.6093 stocks (U$S 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to U$S 1.96928 stocks (U$S 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

During the current fiscal year, 14,803,084 Convertible Bonds were converted into 29,151,389 ordinary shares, which resulted in a Ps. 45,108,945 increase in the Company’s net shareholders’ equity. During the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 ordinary shares for Ps. 53,587,195

NOTE 15: PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is U$S 0.5571 per share (U$S 5.5713 GDS), while the warrant price is U$S0.6686 per share (U$S 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from U$S 0.5571 to U$S 0.54505 and the warrants price went from U$S 0.6686 to U$S 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps.1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for U$S 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps.1 each.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: (Continued)

On the other hand, the Company exercised warrants for a total of Ps.17.7 million, resulting in the issuance of 9,174,311 common shares of Ps.1 par value each.

During this fiscal year, third party holders of IRSA`s Convertible Bonds exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps.1 par value each

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p.).

Likewise, during the current period the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for U$S 12,000,000.

NOTE 16: INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF JUNE 30, 2006

With respect to the IRSA investment in the related company BHSA of $ 149,557,000 as of June 30, 2006 with a holding of 11.76%, were report the following:

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of U$S 4.57 (market value), in a total amount of U$S 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year-end, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905- Compensation to Financial Entities, as follows:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16: (Continued)

-	National Government Compensation Bond - U$S 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0.40, translated at $ 1.40 per U$S dollar: U$S 360,811,000.

-	National Government Compensation Bond coverage - U$S 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: U$S 832,827,000.

In September 2002 and October 2005, the Argentine Central Bank credited U$S 344,050,000 and U$S 16,761,000 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of June 30, 2006 the subscription of BODEN 2012 amounted to U$S 773,531,000.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,875,776,000. On the other hand, liabilities to the Argentine Central Bank recorded as of June 30, 2006 amount to $ 163,619,000 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,712,157,000 and $ 2,749,497,000 as of June 30, 2006 and June 30, 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the Public Sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 44% and 54%, approximately, of Assets as of June 30, 2006 and 2005, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17: FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the current year, such as our participation in BrasilAgro and the acquisition of land, we have contracted debt in higher levels than those incurred in previous years. As of June 30, 2006 our debt, without considering our convertible negotiable obligations, amounts to Ps. 86.0 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 20.7 million (Note 19) and Ps. 13.6 million to finance our grain production. The balance, that is Ps. 51.7 million are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

The chart that follows discloses our Company debt as of June 30, 2006:

Bank	Currency	Total (Millions)	Term	Due on
Banco Ciudad de Bs. As.	Ps.	10.00	5 days	Jul-03-06
BankBoston N.A.	Ps.	17.35	4 days	Jul-03-06
BankBoston N.A.	Ps.	15.00	180 days	Sep-04-06
BankBoston N.A.	Ps.	3.00	180 days	Dic-11-06
BankBoston N.A.	Ps.	6.00	181 days	Dic-11-06
Banco Río de la Plata S.A.	US$	2.70	181 days	Jul-24-06
Banco Río de la Plata S.A.	US$	1.615	180 days	Ago-15-06
Credit Suisse International	US$	8.00	2.5 year	Nov-02-08

NOTE 18: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 18: (Continued)

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

NOTE 19: RESTRICTED ASSETS

As of June 30, 2006, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans, as well as bank deposits in floating guarantee for u$s 1,400,000, respectively, which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

NOTE 20: SUBSEQUENT EVENTS

There are no significant events or transactions subsequent to closing that may impact on the Company´s equity and financial position.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the year Pesos	Depreciation					Net carrying Value as of June 30 2006 Pesos	Net carrying Value as of June 30, 2005 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Pesos	Accumulated at the end of the year Pesos

Real estate	123,967,685	32,747,893	5,691,392	151,024,186	—	—	—	—	—	151,024,186	123,967,685
Wire fences	3,738,415	129,806	181,072	3,687,149	3	685,961	54,868	117,656	748,749	2,938,400	3,052,454
Watering troughs	2,972,393	635,800	254,865	3,353,328	5	932,450	100,736	165,290	997,004	2,356,324	2,039,943
Alfalfa fields and meadows	2,782,001	1,315,392	1,282,571	2,814,822	12-25-50	1,628,273	1,199,476	642,799	1,071,596	1,743,226	1,153,728
Buildings and constructions	5,737,215	23,698,407	58,895	29,376,727	2	1,974,112	10,112	581,563	2,545,563	26,831,164	3,763,103
Machinery	9,463,175	1,079,250	139,828	10,402,597	10	6,049,081	87,978	942,401	6,903,504	3,499,093	3,414,094
Vehicles	1,454,489	815,784	91,114	2,179,159	20	824,947	65,764	371,379	1,130,562	1,048,597	629,542
Tools	191,545	6,565	1,804	196,306	10	137,606	1,173	14,210	150,643	45,663	53,939
Furniture and equipment	1,067,663	63,692	2,954	1,128,401	10	682,763	1,816	107,881	788,828	339,573	384,900
Corral and leading lanes	622,169	198,054	—	820,223	3	107,126	—	24,779	131,905	688,318	515,043
Roads	960,053	1,138,776	25,160	2,073,669	10	614,320	12,580	204,376	806,116	1,267,553	345,733
Facilities	11,455,517	1,056,305	35,233	12,476,589	10-20-33	4,587,196	33,520	1,177,371	5,731,047	6,745,542	6,868,321
Computer equipment	969,371	198,762	8,309	1,159,824	20	668,954	8,309	149,402	810,047	349,777	300,417
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	59,687	406,464	690,055	790,395
Constructions in progress	10,719,843	11,886,088	14,306,116	8,299,815	—	—	—	—	—	8,299,815	10,719,843
Advances to suppliers	82,879	662,719	541,026	204,572	—	—	—	—	—	204,572	82,879

Total as of June 30, 2006	177,353,527	75,633,293	22,692,934	230,293,886		19,271,508	1,608,274	4,558,794	22,222,028	208,071,858

Total as of June 30, 2005	169,076,719	26,396,730	18,119,922	177,353,527		17,529,527	1,872,256	3,614,237	19,271,508		158,082,019

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions Of the Year Pesos	Value at the end of the year Pesos	Depreciation				Net carrying value as of June 30, 2006 Pesos	Net carrying June 30, 2005 Pesos
				Accumulated at the beginning of the year Pesos	Of the Year		Accumulated at the end of the year Pesos
					Rate %	Current year Pesos
Concessions rights	—	21,910,761	21,910,761	—		—	—	21,910,761	—
Total as of June 30, 2006	—	21,910,761	21,910,761	—		—	—	21,910,761
Total as of June 30, 2005	—	—	—	—		—	—		—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005 (Notes 1 and 2)

Type and Characteristics of the securities	Amount	Value at 2006 June 30, Pesos	Value at June 30, 2005 Pesos	Market value Pesos		INFORMATION ON THE ISSUER
						Principal activity Pesos	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal year Pesos	Shareholders Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton in dollars fund	18,026	54,906	52,439,110	3.045934
Banco Río Plazo Fijo fund in dollars		—	2,395

		54,906	52,441,505

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		386,779	1,078,320
Bonos Global 2010	110,000	92,510	100,997	0.841000
Bocon Pro 1	157,647	630	630	0.003996
Nobacs	3,000,000	3,030,000	3,003,000	1.010000
Bonos Arg Discount 2033		—	1,073,823	1.005000
Bonos Raymond James-interests		—	20,235
Mortgage Bonds	1,327,542	1,334,180	1,706,662	1.005000

		4,844,099	6,983,667

Total current investments		4,899,005	59,425,172

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.				Unlisted		Agricultural livestock	2,500,000	3,469,748	15,320,815
Shares	893,069	5,465,153	5,344,811
Contribution on account of future subscriptions of shares		7,865	7,865
Higher value of property		11,179,150	11,179,150

		16,652,168	16,531,826

INVERSIONES GANADERAS S.A.
Shares	11,668,569	10,669,399	10,984,960	Unlisted		Rising and grazing cattle	11,668,570	(1,045,150)	10,669,422
Contribution on account of future subscriptions of shares		—	729,586

		10,669,399	11,714,546

CACTUS ARGENTINA S.A.
Shares	4,337,175	4,431,650	1,160,907	Unlisted		Exploitation and administration of	8,674,350	188,950	8,863,300
Contribution on account of future subscriptions of shares		—	3,176,268			Agriculture and beef cattle

		4,431,650	4,337,175			products

FUTUROS Y OPCIONES.COM S.A.
Shares	252,656	886,312	646,150	Unlisted		Provide information about markets, economic & finance	360,937	343,089	1,866,160
Contribution on account of future subscriptions of shares		420,000	—			consulting services trough internet

		1,306,312	646,150			Internet.

AGROPECUARIA CERVERA S.A.
Shares	36,000	3,725,535	—	Unlisted		Agricultural and forestal	40,000	(171,384)	5,434,233
Contribution on account of future subscriptions of shares Contribution on account of future		1,165,273	—

		4,890,808	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	396,839,494	272,859,443	3.45		Real Estate	435,448,511	98,441,667	1,487,634,573

		396,839,494	272,859,443

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	42,705	54,879,607	—	1100	(*)	Agricultural and Real Estate	875,381,000	(33,657,000)	750,747,000

		54,879,607	—

Subtotal		489,669,438	306,089,140

Other Investments
Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,031,999	105,487,796
Coprolán		20,717	20,717	Unlisted

Subtotal		37,052,716	105,508,513

Goodwill
IRSA negative goodwill		(76,825,838)	(30,430,822)

Subtotal		(76,825,838)	(30,430,822)

Total non-current investments		449,896,316	381,166,831

(*)	Quotation in Brazilian Reais at 7/12/06

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases (1) Pesos	Decreases Pesos	Applications Pesos	Value as of June 30, 2006 Pesos	Value as of June 30, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	356,214	18,616	—	—	374,830	356,214
Included in liabilities
For pending lawsuits	65,871	3,472	—	—	69,343	65,871

Total as of June 30, 2006	422,085	22,088	—	—	444,173

Total as of June 30, 2005	387,067	79,374	(5,824)	(38,532)		422,085

(1)	The accounting appropiation is included in Statement of Income, financial results.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1 and 2)

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos	June 30, 2005 Pesos	June 30, 2006 Pesos		June 30, 2005 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,019,469	55,198,055	6,823,744	4,150,630	—	—	61,843,213		59,348,685
Crops	24,930,778	8,639,910	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	319,169		238,378
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	190,843	154,393	4,024,658		4,041,594

	29,654,074	14,086,026	55,192,410	55,332,925	6,906,827	4,299,120	190,843	154,393		91,944,154		73,872,464
Holding gain	—	—	2,607,227	9,420,748	(144,941)	1,460,020	—	—		2,462,286		10,880,768
(Gain) loss for operations in the commodity markets	348,119	4,182,996	—	—	—	—	—	—		348,119		4,182,996
Transfer of inventories to expenses	(91,722)	(149,403)	—	—	—	—	—	—		(91,722)		(149,403)
Transfer of inventories to fixed assets	(550,208)	(988,050)	—	—	—	—	(229,139)	(120,160)		(779,347)		(1,108,210)
Transfer of unharvested crops to expenses	(29,321,671)	(25,686,399)	(474,620)	(490,716)	(1,446,101)	(795,434)	(497,765)	(517,849)		(31,740,157)		(27,490,398)
Recovery of inventories	—	—	395,903	345,908	(395,903)	(345,908)	—	—		—		—
Purchases	30,636,057	25,815,646	9,159,708	6,173,925	4,612,093	1,818,250	647,478	642,497		45,055,336		34,450,318
Operating expenses (Schedule H)	36,848,191	33,720,952	16,650,638	16,470,806	5,946,449	2,565,754	24,529	32,932		59,469,807		52,790,444
Less:
Inventories at the end of the year
Beef cattle (1)	—	—	(59,445,800)	(55,019,469)	(9,389,631)	(6,823,744)	—	—	(68,835,431)		(61,843,213)
Crops	(10,550,495)	(24,930,778)	—	—	—		—	—	(10,550,495)		(24,930,778)
Unharvested crops	(1,662,592)	(826,336)	—	—	—		—	—	(1,662,592)		(826,336)
Seeds and fodder	(478,313)	(128,575)	(168,766)	(172,941)	(123,568)	(17,653)	—	—	(770,647)		(319,169)
Materials and others	(4,142,815)	(3,768,385)	—	—	(119,865)	(65,430)	(127,024)	(190,843)	(4,389,704)	(86,208,869)	(4,024,658)	(91,944,154)

Cost of Sales (2)	50,688,625	21,327,694	23,916,700	32,061,186	5,845,360	2,094,975	8,922	970		80,459,607		55,484,825

(1)	Includes cattle births of the year
(2)	Includes results of cattle production amounting to Ps. 2,904,349 as of June 30, 2006 and Ps. 2,711,237 as of June 30, 2005
(2)	Includes results of grains production amounting to Ps. 2,799,938 as of June 30, 2006 and Ps. 10,536,449 as of June 30, 2005
(2)	Includes results of milk production amounting to Ps. 1,946,013 as of June 30, 2006 and Ps. 897,390 as of June 30, 2005

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1 and 2)

Schedule G

	June 30, 2006				June 30, 2005
Item	Type and amount of foreign currency		Current Exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	U$S	7,821,715	3.046	23,824,945	U$S	4,199,223	11,955,188
Cash and banks in brazilian reais	Rs	1,489	1.289	1,919	Rs	—	—
Investments:
Mutual funds	U$S	18,026	3.046	54,906	U$S	18,419,917	52,441,505
Interest from IRSA Convertible Notes 2007					U$S	—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	125,333	3.086	386,779	U$S	373,509	1,078,320
Trade accounts receivable:
Trade accounts receivable	U$S	1,041	3.046	3,170	U$S	333,190	948,593
Other receivables:
Secured by mortgages	U$S	1,148,224	3.046	3,497,490	U$S	2,886,254	8,217,166
Guarantee deposits	U$S	471,102	3.046	1,434,978	U$S	939,597	2,675,032
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A	U$S	4,140	3.086	12,775		—	—
Others	U$S	20,698	3.086	63,875		—	—
Non-Current Assets
Other receivables
Secured by mortgages	U$S	2,713,488	3.046	8,265,284		—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A	U$S	189,470	3.086	584,704		—	—
IRSA Inversiones y Representaciones S.A.	U$S	48,721	3.086	150,353		—	—
Others	U$S	27,067	3.086	83,529		—	—
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	12,000,000	3.086	37,031,999	U$S	36,538,897	105,487,796

U$S	U$S	24,589,025		75,394,787	U$S	63,690,587	182,803,600

Rs	Rs	1,489		1,919		—	—

Total Assets		—		75,394,787			182,803,600

Current liabilities
Trade accounts payable:
Suppliers	U$S	3,536,482	3.086	10,913,582	U$S	2,279,505	6,580,931
Interest to be accrued	U$S	(36,573)	3.086	(112,863)	U$S	—	—
Accrual for other expenses	U$S	862,487	3.086	2,661,634	U$S	898,119	2,592,869
Loans:
Local banks	U$S	4,399,210	3.086	13,575,961		—	—
Accrued interest of Convertible Notes 2007	U$S	107,641	3.086	332,179	U$S	164,996	476,343
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	156,508	3.086	482,985	U$S	244,853	706,891
Directors	U$S	351	3.086	1,083	U$S	344	992
Other debts:
Security transactions payable		—		—	U$S	1,448,075	4,180,593
Advances from customers		—		—	U$S	711,881	2,055,200

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1 and 2)

Schedule G

(continued)

	June 30, 2006				June 30, 2005
Item	Type and amount of foreign Currency		Current Exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local Currency Pesos
Non-current liabilities
Trade accounts payable
Accrual for other expenses	U$S	270,671	3.086	835,292		—	—
Loans:
Foreign Banks	U$S	6,600,000	3.086	20,367,600		—	—
Convertible Notes 2007	U$S	10,306,022	3.086	31,804,384	U$S	15,869,642	45,815,657
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	14,984,838	3.086	46,243,210	U$S	24,223,922	69,934,463
Directors	U$S	33,600	3.086	103,690	U$S	33,980	98,100

Total Liabilities		41,221,237		127,208,737		45,875,317	132,442,039

U$S: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2005 and 2004 and ended on June 30, 2006 and 2005

(Notes 1 and 2)

Schedule H

Items	Total June 30, 2006	Operating Expenses					Expenses		Total June 30, 2005 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	248,124	—	—	—	—	—	—	248,124	116,591
Fees and payments for services	3,835,780	539,724	162,196	263,146	114,382	—	—	3,296,056	1,401,445
Salaries and wages	8,066,822	3,906,183	1,228,045	1,924,245	753,893	—	—	4,160,639	6,239,428
Social security taxes	1,407,333	671,444	407,643	220,497	43,304	—	—	735,889	1,045,170
Taxes, rates and contributions	1,333,837	591,836	430,052	93,812	67,906	66	529,674	212,327	1,177,069
Office and administrative expenses	845,939	—	—	—	—	—	—	845,939	526,328
Bank commissions and expenses	15,627	15,627	9,646	5,422	559	—	—	—	14,255
Depreciation of fixed assets	4,558,794	4,236,860	2,448,568	1,187,960	587,365	12,967	—	321,934	3,614,237
Vehicle and traveling expenses	884,271	586,188	304,550	256,248	22,630	2,760	—	298,083	656,301
Spare parts and repairs	1,900,694	1,900,694	1,185,434	572,427	142,833	—	—	—	1,429,096
Insurance	275,579	59,802	32,063	21,600	1,561	4,578	—	215,777	263,704
Benefits to employees	468,252	278,462	97,384	169,551	11,527	—	—	189,790	484,765
Livestock expenses (1)	12,403,304	11,646,273	—	11,646,273	—	—	757,031	—	13,354,868
Dairy farm expenses (2)	4,178,375	4,178,375	—	—	4,178,375	—	—	—	1,507,746
Agricultural expenses (3)	38,357,299	29,985,388	29,985,388	—	—	—	8,371,911	—	33,056,177
Silo expenses	87,691	87,691	87,691	—	—	—	—	—	161,550
General expenses	785,260	785,260	469,531	289,457	22,114	4,158	—	—	664,352

Total at June 30, 2006	79,652,981	59,469,807	36,848,191	16,650,638	5,946,449	24,529	9,658,616	10,524,558	—

Total at June 30, 2005		52,790,444	33,720,952	16,470,806	2,565,754	32,932	6,332,847	6,589,791	65,713,082

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Other Receivables and prepaid expenses without a due date at June 30, 2006.

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	ACER
		Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	9,478,715	39,993	23,603	383,303	—	—	5,512
Non- current	27,350,850	—	—	16,706	1,290,553	150,353	2,501,462

b. Trade Accounts Receivable and other receivables to fall due at June 30, 2006

	Trade Accounts Receivables $	Law No. 19,550 Section 33		Other Receivables $	Law No. 19,550 Section 33
		FYO	IGSA		IRSA	CACTUS	ACER
		Trade Accounts Receivable $	Trade Accounts Receivable $		Other Receivable $	Other Receivable $	Other Receivable $

09/30/06	7,269,576	1,141,179	38,990	6,018,833	—	—	—
12/31/06	—	—	—	335,871	—	—	—
03/31/07	—	—	—	4,643,977	—	—	—
06/30/07	—	—	—	335,871	—	—	—
09/30/07	—	—	—	2,173,309	—	—	—
12/31/07	—	—	—	—	—	—	—
03/31/08	—	—	—	427,951	—	—	—
06/30/08	—	—	—	—	—	—	—
09/30/08	—	—	—	2,173,309	—	—	—
12/31/08	—	—	—	—	—	—	—
09/30/09	—	—	—	1,745,358	—	—	—
09/30/10	—	—	—	1,745,357	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a. There are no past due debts at June 30, 2006.

b. Debts without a due date at June 30, 2006.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	51,669,520	—	—
Non- current	835,292	—	41,874,123	69,343

c. Debts to fall due at June 30, 2006

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos

09/30/06	22,964,418	—	962,706	13,935,806	1,699,565	589,218	112,870
12/31/06	—	—	—	816,247	231,052	2,332,158	97,837
03/31/07	—	—	—	—	—	—	—
06/30/07	—	—	—	—	—	—	3,073,949
12/31/07	—	—	—	77,729,355	—	—	—
12/31/08	—	—	—	20,367,600	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33		Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable Pesos	Trade accounts receivable Pesos		Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos

In Pesos	7,266,406	1,141,179	38,990	42,499,541	—	2,506,974	39,993	1,290,553	23,603	387,234
In Dollars	3,170	—	—	13,929,860	150,353	—	—	—	—	12,775

b. All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		IGSA	FYO	ACER	AGRO URANGA	IRSA	Cactus
		Trade Accounts Receivable				Other Receivables
		Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	11,435,503	1,229,194	—	2,472,207	—	—	370,528
Outstanding balances not accruing interests	7,269,576	38,990	1,141,179	—	44,993,898	61,359	23,603	34,767	39,993	150,353	29,481

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payables Pesos	Trade Accounts Payables Pesos

In Pesos	9,502,065	—	962,706	51,607,436	1,930,617	44,795,499	3,284,656	69,343
In Dollars	14,297,645	—	—	112,911,092	—	—	—	—

b. All debts outstanding are not subject to adjustments provisions

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos

Outstanding debts accruingInterests	6,720,357	—	—	164,124,210	—	—	—	—
Outstanding debts not accruing interests	17,079,353	—	962,706	394,318	1,930,617	44,795,499	3,284,656	69,343

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2006 are described in captions 4 and 5 above.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At June 30, 2006 there were advance payments to directors for Ps.172,000 and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representatives of the market.

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	67,803,960	31,709,662
Vehicles	Theft, fire and civil and third parties liability	1,613,100	1,048,597

16.	CONTINGENCIES

At June 30, 2006 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlights

Comparative Shareholders’ Equity Structure

	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos	As of June 30, 2002 Pesos
Current Assets	94,982,864	152,742,124	70,165,638	60,180,929	111,235,615
Non-current Assets	775,673,020	590,670,069	576,502,763	509,028,334	269,395,895

Total Assets	870,655,884	743,412,193	646,668,401	569,209,263	380,631,510

Current Liabilities	101,909,091	65,980,140	29,301,336	16,458,447	36,507,198
Non-current Liabilities	142,321,331	154,084,136	152,133,418	160,744,982	21,076,440

Total Liabilities	244,230,422	220,064,276	181,434,754	177,203,429	57,583,638

Minority Interest	559,871	276,947	65,451	206,709	430,751

Transitory conversion differences	(6,650,419)	—	—	—	—

Shareholders’ Equity	632,516,010	523,070,970	465,168,196	391,799,125	322,617,121

	870,655,884	743,412,193	646,668,401	569,209,263	380,631,510

Comparative Income Structure

	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos	As of June 30, 2002 Pesos
Operating income (loss)	11,107,140	36,257,592	17,811,879	27,856,960	16,031,358
Financial and holding gain (loss)	12,373,958	63,751,386	(18,969)	(10,914,039)	(8,446,313)
Other income and expenses and income from related companies	18,773,403	23,022,246	26,306,123	65,614,253	(41,047,262)
Management fees	(3,836,470)	(8,533,213)	(3,567,003)	(7,224,996)	—

Operating net income (loss)	38,418,031	114,498,011	40,532,030	75,332,178	(33,462,217)
Income Tax	(5,431,831)	(37,787,594)	(8,570,269)	(10,531,263)	(18,654,461)
Minority Interest	(102,924)	88,501	141,261	224,046	348,884

Net Income (loss)	32,883,276	76,798,918	32,103,022	65,024,961	(51,767,794)

Production volume

	For the Three-month period ended June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	For the Three-month period ended June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	For the Three-month period ended June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	For the Three-month period ended June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	For the Three-month period ended June 30, 2002	Accumulated July 1, 2001 to June 30, 2002
Beef Cattle (in Kgs.)	2,044,121	9,802,669	2,176,360	10,656,836	2,894,026	11,370,265	2,031,272	9,855,227	972,426	10,504,205

Butyraceous (in Kgs.)	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416

Crops (in quintals)	546,258	1,068,671	965,245	1,497,845	420,682	746,118	348,138	703,692	871,227	1,424,780

Saúl Zang First Vice-President acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Sales volume

	For the Three-month period ended June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	For the Three-month period ended June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	For the Three-month period ended June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	For the Three-month period ended June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	For the Three-month period ended June 30, 2002	Accumulated July 1, 2001 to June 30, 2002
Beef Cattle (in Kgs.)	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214	5,008,406	18,229,661
Butyraceous (in Kgs.)	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416
Crops (in quintals)	691,108	1,641,037	425,913	881,228	254,603	643,980	329,271	1,214,253	370,651	1,206,237

Local Market

	For the Three-month period ended June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	For the Three-month period ended June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	For the Three-month period ended June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	For the Three-month period ended June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	For the Three-month period ended June 30, 2002	Accumulated July 1, 2001 to June 30, 2002
Beef Cattle (in Kgs.)	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214	5,008,406	18,229,661
Butyraceous (in Kgs.)	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416
Crops (in quintals)	691,108	1,641,037	425,913	881,228	254,603	643,980	329,271	1,214,253	370,651	1,206,237

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos	As of June 30, 2002 Pesos
Liquidity	0.932	2.315	2.395	3.657	3.047
Solvency	2.590	2.377	2.564	2.211	5.603
Non-current assets to assets	0.891	0.795	0.891	0.894	0.708
Return on Equity	0.057	0.155	0.075	0.182	(0.149)

Saúl Zang First Vice-President acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended, and the complementary notes 1 to 20 and schedules A, B, C, E, F, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, with its subsidiaries for the years then ended, Notes 1 to 8 and schedules A, B, C, E, F, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2006 and 2005 and the results of its operations, the changes in its shareholders´ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2006 and 2005 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are being transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2006, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $155.022,20, none of which was claimable at that date.

Autonomus City of Buenos Aires, September 8, 2006

PRICE WATERHOUSE & CO S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T°1 F°17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A. Buenos Aires T. 245 - F. 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 18, 2006